Stephen D. Fenstermacher

Executive Vice President and Global Chief Financial Officer

Mannatech, Incorporated

600 S. Royal Lane, Ste 200

Coppell, TX 75019

Via EDGAR and facsimile at (202) 772-9198

October 5, 2009

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

                    Re:      Mannatech, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A
File Number: 000-24657

Dear Mr. Rosenberg:

Mannatech, Incorporated (the “Company”) is hereby providing you with explanations in response to the comments received from the Staff of the United States Securities Exchange Commission (the “Staff” or the “Commission”) in the Staff’s letter dated September 25, 2009.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.

Comment: Please revise your disclosure to describe the nature of the changes you made to your corporate governance practices as a result of the settlement of your lawsuit with the Attorney General of Texas and the shareholder derivative lawsuits. Please be as specific as possible in your discussion of these changes and be sure to include this discussions in all places in your annual report where it is appropriate to do so, for example, any relevant risk factor and in the corporate governance disclosure required by Part III of Form 10-K. Similarly, please revise your disclosure to discuss in more detail the changes and programs you agreed to implement to provide for comprehensive monitoring and compliance of your representations, advertisement and labeling of your products and associated research, as well as policies regarding the relationship between Mannatech and Manna Relief Ministries and the conduct of Mannatech-sponsored events and web sites.

United States Securities and Exchange Commission

October 5, 2009

Response:

In response to the Staff’s comment, the Company proposes to revise the Litigation disclosure regarding the shareholder derivative lawsuit and the Texas Attorney General settlement in its next annual report on Form 10-K to read as follows (with changes to its current report on Form 10-K indicated by strikethrough or underlined text):

“Shareholder Derivative Lawsuits

Five purported derivative actions have also been brought by shareholders on the Company’s behalf against certain current and former directors, as disclosed in the Company’s previous filings. Two purported derivative actions were filed by shareholders Norma Middleton and Frances Nystrom on October 18, 2005 and January 13, 2006, respectively, in the United States District Court for the Northern District of Texas. In addition, three purported derivative actions were brought by shareholders Kelly Schrimpf, Duncan Gardner, and Frances Nystrom on January 11, 2006, April 25, 2007, and July 23, 2007, respectively, in the 44th and 162nd Judicial District Court of Dallas County, Texas. All five actions remained pending at December 31, 2008, but have since been settled with entry of final judgment or orders of dismissal.

The first three derivative lawsuits made allegations similar to the allegations of the shareholder class action litigation described above. The last two derivative lawsuits made allegations with regard to our funding of various research projects. The Company’s Special Litigation Committee of the Board of Directors reviewed the allegations contained in each of the five derivative lawsuits and determined that they should be dismissed or compromised.

On June 13, 2008, the Company announced that it had reached a final settlement with all derivative plaintiffs. This settlement resolves all the claims in each of the five pending derivative lawsuits. Without admitting any liability or wrongdoing of any kind, the Company ~~has implemented, or~~ agreed to implement ~~certain~~, and has implemented, the following items identified as corporate governance changes~~.~~ in the settlement:

(i)	the revision of the Company’s policies and procedures regarding associate conduct;
(ii)	the engagement of Cyveillance to conduct website monitoring for compliance with the Company’s policies and procedures;
(iii)	the establishment of the Company’s Compliance Committee of the board of directors;
(iv)

the posting of the Company’s Code of Ethics and Business Code of Conduct and committee charters for its Compliance, Audit, Compensation and Stock Option Plan, Nominating and Governance and Science Committees on the Company’s website;

(v)	the requirement that the Company’s general counsel report periodically to the Compliance Committee regarding the Company’s internet website monitoring results;
(vi)	the increase of additional legal and compliance staff to address compliance matters; and
(vii)	the appointment of director Professor Robert Blattberg, a qualified, independent director with no prior affiliations with the Company.

The Company also agreed to cover the derivative plaintiffs’ counsels’ fees and expenses up to a sum of $850,000. This settlement payment would be funded by the Company’s insurer. Preliminary approval of the settlement was given on October 2, 2008, and notice of the settlement was subsequently distributed to shareholders. On January 13, 2009, the federal court held a hearing and granted final approval of the settlement and judgment dismissing the Middleton and Nystrom federal derivative actions. Pursuant to the settlement, the second Nystrom action was dismissed on January 13, 2009, the Gardner action was dismissed on February 2, 2009, and the Schrimpf action was dismissed on February 3, 2009 by the respective Texas state court.

United States Securities and Exchange Commission

October 5, 2009

Texas Attorney General’s Lawsuit

The Company was sued in an enforcement action by the Texas Attorney General’s Office on July 5, 2007. In that lawsuit, the State of Texas sued the Company, MannaRelief Ministries, Samuel L. Caster, the Fisher Institute, and Reginald McDaniel for alleged violations of the Texas Food, Drug, and Cosmetic Act and the Texas Deceptive Trade Practices Act. The allegations, consistent with the allegations made by the securities class action and derivative plaintiffs, primarily concerned the marketing of our products by our independent associates.

After extended negotiations, the Company announced that it reached a settlement on February 26, 2009 with the Attorney General’s Office regarding the enforcement action. Without admitting any wrongdoing or violations of Texas law, the Company agreed to refund up to $4 million to members only who purchased ~~Mannatech~~ Company products between September 1, 2002 and August 1, 2007, and to pay $2 million to cover fees and expenses of Texas regulators. The settlement does not include any fine or penalty against ~~Mannatech~~ the Company. The settlement is reflected in our Agreed Final Judgment that was entered by the court on February 26, 2009.

As part of the agreed settlement, ~~Mannatech~~ the Company and its agents are enjoined from any future violations of certain provisions of the Texas Food, Drug, and Cosmetic Act and the Texas Deceptive Trade Practices Act. The Company also ~~implemented certain corporate governance changes required by the Texas Attorney General’s Office, and have~~ agreed to implement certain ~~additional changes~~ policies and programs to provide for comprehensive monitoring and compliance regarding representations, advertisement, and labeling of ~~our~~ its products and the research associated with those products, including the following:

(i)

the designation of a corporate level Compliance Officer with oversight over (A) anonymous reporting of compliance violations, (B) responding to compliance-related questions from employees, members and associates, and (C) reviewing and disciplining associates for compliance violations;

(ii)	the disclosure of its policies and procedures and monitoring and compliance program to all employees, associates and members;
(iii)

the monitoring of employees, associates and members for compliance of (A) employee and associate websites used to advertise or promote Company products, (B) meetings held by employees and associates used to advertise or promote Mannatech products, and (C) employee and associate promotional materials not created by the Company; and

(iv)

mandatory investigation of reported compliance violations and termination of employees, members or associates for making claims that Company products can treat, cure, mitigate or prevent any disease unless such claim is de minimus and isolated.

In addition, the Company~~has~~ agreed to implement certain policies regarding ~~the relationship between Mannatech and~~ its relationship with MannaRelief Ministries, ~~and the conduct of Mannatech-sponsored events and web sites.~~ including: (i) prohibitions on Company officers, directors, employees and associates serving as officers, directors or employees of MannaRelief; (ii) prohibitions on employees or associates using MannaRelief in any deceptive or misleading manner in connection with the promotion of Company products; and (iii) prohibitions on MannaRelief engaging in any prohibited conduct at Company events.

The Company also agreed to implement certain policies regarding the conduct of Company-sponsored events and websites, including prohibitions on conduct that would imply that Company products cure, treat, mitigate or prevent any disease. The Company has also agreed to make certain periodic reports to the Texas Attorneys General’s Office regarding the implementation and results of the changes made pursuant to the agreed judgment.

United States Securities and Exchange Commission

October 5, 2009

Mr. Caster, who resigned as Chairman on January 30, 2009, also entered into an agreed settlement on February 26, 2009 with the Attorney General’s Office settling the enforcement action against him. As part of that agreed judgment, Mr. Caster, without admitting any wrongdoing or violations of Texas law, has agreed to pay a fine of $1 million, and is enjoined from serving as an officer, director, or employee of ~~Mannatech~~ the Company for a period of five years; provided, however, Mr. Caster is not prohibited by his settlement from acting as an independent consultant to the Company provided that he comply with the terms of the settlement between the Company and the Texas Attorney General, including that he report directly to the Company’s CEO. Pursuant to the requirements of the Company’s articles of incorporation and bylaws, the Company has agreed to indemnify Mr. Caster for the amount of the fine and for any other expenses relating to this matter.”

In addition, the Company does not believe any changes to the risk factors or corporate governance disclosure required by Part III are warranted at this time. However, the Company proposes to revise the section in its Form 10-K entitled “Business – Associate Distribution System – Management of Independent Associates” as follows (with changes to its current report on Form 10-K indicated by strikethrough or underlined text):

Management of Independent Associates. We take an active role in monitoring our independent associates’ actions related to the sale of our products and the promotion of certain business opportunities by requiring our independent associates to abide by our policies and procedures. However, we have limited control over monitoring all of our independent associates. To aid in our monitoring efforts, we provide each independent associate with a copy of our policies and procedures prior to or upon signing up as an independent associate. We also use various media formats to distribute changes to our mandatory policies and procedures, posting the changes on our corporate website, and announcing policy and procedure changes on our conference calls, at educational meetings, corporate events, seminars, and in webcasts.

Our legal/compliance department, in cooperation with other departments and associates, periodically evaluates the conduct of our independent associates and the need for new and/or revised policies and procedures. Our monitoring efforts include the review of associates’ websites, promotional materials and meetings. Our legal/compliance program assists in maintaining high ethical standards among our independent associates, which helps our independent associates in their sales efforts. We also sponsor continuing education to ensure that our independent associates understand and abide by our policies and procedures.

To help manage our associates, our legal/compliance department periodically monitors independent associates’ websites for content. Associates may use our anonymous compliance reporting system to report non-compliant websites to the compliance department, which then further investigates such websites. In an effort to decrease the number of independent websites owned by our independent associates and to preserve and protect our trademarks, we offer a standardized personal Mannapages® Internet website, which helps our independent associates with their sales efforts and provides consistent, standardized information and education.

Our legal/compliance program also relies upon our independent associates to self-regulate by providing a standardized, anonymous complaint process. When a complaint is filed against an independent associateunder investigation, our legal/compliance department conducts ~~an~~ a mandatory investigation of the allegations by obtaining a written response from the independent associate and witness statements, if applicable. Depending on the nature of the violation, we may suspend and/or terminate the non-compliant associate’s agreement and/or may impose various sanctions, including written warnings, probation, withholding commissions, and termination of associate status.We will terminate any associate’s agreement for making claims that our products can treat, cure, mitigate or prevent any disease, unless such claim is de minimus and isolated.

United States Securities and Exchange Commission

October 5, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition and Deferred Revenue, page 53

2.

Comment: We note that pack sales entitle your associates to purchase your products at discounted prices and include certain products, promotional and educational information, and policies and procedures. Purchase of these packs appear to obligate you to perform services as noted on page 8 and 9 as well as making available products at discounted prices.

•	Please tell us why you recognize revenue for pack sales upon receipt by the customer.
•	Provide us your stated policy and/or a copy of the agreement you have with the customer for new and renewal pack sales.
•	Tell us your obligations and period over which you have obligations under new and renewal pack sales.
•	Provide us an analysis of the accounting literature including EITF 00-21 and SAB 104 supporting your accounting for new and renewal pack sales.
•	Tell us how your accounting for pack sales when the pack sales price exceeds the wholesale value of all individual components within the pack complies with GAAP.

Response:

In determining proper accounting for pack sales, we have analyzed requirements of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” prior to the application of the guidance in SAB 104, “Revenue Recognition”.

Our pack sale arrangements do not involve multiple deliverables (except as described below) and, therefore, contain only one unit of accounting under provisions of EITF 00-21. As a result, pack sales meet revenue recognition criteria upon receipt by the associate as persuasive evidence of arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The support services described on page 8 and 9 of the Form 10-K for the year ended December 31, 2008 represent our philosophy of supporting independent associates’ business building activities and not an obligation. Independent associates have no rights due to the Company’s nonperformance of such activities. Our independent associates are independent contractors. There is no employer-employee relationship, partnership, agency, or joint venture relationship between an associate and the Company. A copy of associate application form is attached for the Staff’s review (Attachment A). The application form contains terms and conditions associates sign upon pack purchase. Also attached for the Staff’s review is a copy of the Company’s stated Policies and Procedures (Attachment B).

Certain packs are sold at a price exceeding the wholesale value of individual components within the pack, thus having an implied membership fee which represents a separate unit of accounting pursuant to paragraph 9 of EITF 00-21. We allocate revenue from these arrangements between product and membership components based on their relative fair values. We defer and recognize revenue associated with membership component over one year, the term of membership. These deferred revenues were approximately $113,000, $104,000, and $71,000 for the six months ended June 30, 2009 and years ended December 31, 2008 and 2007, respectively.

United States Securities and Exchange Commission

October 5, 2009

3.	Comment: Refer to your disclosure for your product returns policies. Please revise your disclosure to address the following items:

•	Whether or not the returned product is resalable: and
•

When you exchange product from your inventory for returned product, tell us how you account for your estimate of returns at the time of the product sale, and how you account for returns when they are actually returned and make the exchange. Provide an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us a supplemental example showing the journal entries made.

Response:

We will include the following statement in our revenue recognition disclosure starting with our quarterly filing on Form 10-Q for the period ended September 30, 2009: “We do not resell returned product.”

We apply provisions of SFAS 48, Revenue Recognition when Right of Return Exists, to sales of our products. We accrue for estimated amount of future returns in accordance with SFAS 5, Accounting for Contingencies. Our estimates of future product returns are supported by our historical experience. Substantially all of our returns are cash refunds. Net product exchanges were approximately $4,500, $20,800, and $16,400 for the six months ended June 30, 2009 and years ended December 31, 2008 and 2007, respectively.

To demonstrate accounting journal entries associated with a cash refund transaction, we would like to use an example with the following assumptions:

•	Inventory with a cost of $40 is sold for $100;
•	The product is subsequently returned for cash refund and written off pursuant to our policy;
•	Sales return is estimated to be $1.

We record the following journal entries:

a.	Cash/Accounts Receivable	100
Cost of Sale	40
Revenue	100
Inventory	40

(to record initial sale)

b.	Reserve for return (contra revenue)	1
Liability for sales returns	1

(to accrue for estimated return reserve)

c.	Inventory	40
Sales refunds (contra revenue)	100
Cost of Sales – write offs	40
Cost of Sales – returns	40
Cash	100
Inventory	40

(to record product return and write off unsellable product )

d.	Liability for sales returns	1
Reserve for return (contra revenue)	1

(to adjust estimated return reserve)

United States Securities and Exchange Commission

October 5, 2009

To demonstrate accounting journal entries associated with an exchange transaction, we would like to use the same assumptions as in the above example. In addition, we assume that the returned product was exchanged for a $115 wholesale price, $45 cost product.

We record the following journal entries:

a.	Cash/Accounts Receivable	100
Cost of Sale	40
Revenue	100
Inventory	40

(to record initial sale)

b.	Reserve for return (contra revenue)	1
Liability for sales returns	1

(to accrue for estimated return reserve)

c.	Inventory	40
Cost of Sales – write offs	40
Cash/Accounts Receivable	15
Cost of Sale	45
Cost of Sales – returns	40
Inventory	40
Revenue	- exchanges	15
Inventory	45

(to record product exchange and write off unsellable product )

d.	Liability for sales returns	1
Reserve for return (contra revenue)	1

(to adjust estimated return reserve)

Exchanged products cannot be returned for a cash refund.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 22

4.

Comment: We note your statements that you periodically compare the compensation you pay to your Named Executive Officers to “companies of our size” and that you used this information in 2008 to make salary adjustments. Please note that, to the extent you examine the compensation paid by comparable companies and weigh this information in your own compensation decisions, you should disclose the names of the companies you used as points of reference in making your executive compensation decisions. Please be as specific as possible in your discussion, particularly when stating the weight you give to the comparable companies in your determination.

Response:

The Company has not historically used, and did not use for fiscal year 2008, benchmarking in establishing compensation levels of its named executive officers. The Company has stated this fact in the section of the Company’s Definitive Proxy Statement on Schedule 14A entitled “Compensation Discussion and Analysis – Benchmarking” appearing at page 23. In addition, the immediately preceding paragraph states that “In 2008, the Committee did not identify a peer group of companies in approving increases in the base salary of each Named

United States Securities and Exchange Commission

October 5, 2009

Executive Officer.” Rather, the language to which the Staff cites in its comment relates to a comparison to “companies of our size” with regard to a review of the functions of the Company’s officer positions and not compensation. The Company respectfully submits that no changes to this section are appropriate or necessary.

2008 Grants of Plan Based Awards Table, page 32

5.

Comment: We note that in 2008 the Board awarded discretionary stock options to Named Executive Officers “in recognition of the difficult operating environment related to the lengthy litigation process.” However, you do not indicate the Board’s rationale for allocating the option awards among the officers listed in the table on page 32. In particular, the table indicates that Wayne Badovinus’ award was substantially greater than the other officers, by a factor of more than 20-30 times in most cases. Please explain the Board’s reasoning for this disparity and confirm that you will provide a similar discussion in next year’s proxy statement to the extent applicable.

Response:

All our Named Executive Officers received the same amount of discretionary stock options in 2008. Wayne Badovinus received two awards in 2008:

1)	205,970 stock options in connection with Mr. Badovinus’ employment agreement dated June 16, 2008 when he joined the Company; and
2)	10,000 stock options related to the discretionary award issued to our Named Executive Officers.

We have the following information disclosed on page 30 of the proxy statement regarding Mr. Badovinus’ employment agreement: “In June 2008, we entered into a two-year employment agreement with Mr. Wayne L. Badovinus, our President and Chief Executive Officer. Pursuant to the terms of the employment agreement, we agreed to grant Mr. Badovinus 205,970 stock options at an exercise price of $6.03 per share, pay relocation expenses, and pay an annual base salary of $600,000.”

Acknowledgment:

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any questions should arise in the course of your review of this letter, please do not hesitate to call me at (972) 471-7302.

Sincerely,
/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher Executive Vice President and Chief Financial Officer

cc:	Wayne L. Badovinus, President and Chief Executive Officer of Mannatech, Incorporated
Larry A. Jobe, Director and Chairman of the Audit Committee
B. Keith Clark, Sr. VP, Global Chief Legal Officer and Corporate Secretary of Mannatech, Incorporated
Karen Cope, Executive Director of Accounting of Mannatech, Incorporated
Tatiana Morosyuk, Executive Director of Financial Reporting of Mannatech, Incorporated
J. Kenneth Menges, Jr., P.C. and Nancy Sarmiento, Outside Legal/SEC Counsel, Akin Gump Strauss Hauer & Feld LLP
Randy A. Gregg, Partner, BDO Seidman, LLP

Attachment A

Associate Application Form

1 How to Join the Mannatech Family

Select one option from the choices below and check the

corresponding field on the Application.

Included in all options:

•	Mannatech Information Pack
•	Purchasing Privileges at Associate Cost
code no.	PRICE
Premium OsoLean™ Pack	112101	$499
Premium Advanced Ambrotose® Health Pack	112201	$499
Premium Ambrotose® complex Health Pack	112301	$499
Premium Skin Care Pack	112401	$499
Premium Custom* Pack	112501	$499
Basic Support Pack	106201	$99
Basic Skin Care Pack	113201	$99
Basic Advanced Ambrotose® Bulk 150g Pack	100701	$109
Basic Ambrotose® complex Bulk 100g Pack	100901	$99
Basic Ambrotose AO® Pack	101001	$109
Basic OsoLean™ Pack (Chocolate)	109401	$109
Basic OsoLean™ Pack (Vanilla)	109501	$109
Associate Registration Pack	100301	$39

Single product of your choice up to $35 wholesale, or choose either 1 Ambrotose AO® capsules (60-count), 2 MannaBears or 2 Glyco•Bears® products. Also includes Mannatech Product Guide, Health & Living magazine, other product and company information and required documentation.

*Custom Packs

The Custom Pack noted above-Premium Custom Pack

(112501) must be purchased online. Follow instructions at Mannatech.com.

2 Associate Information

“Mail To” Information

“Ship To” Information (if different from “mail to”)

Provide accurate information to be assured your orders and checks can be delivered correctly. “Mail To” information must be submitted in writing to Mannatech, Incorporated. “Ship To” information may be changed through the Mannatech Web site, Mannatech.com, or by calling Mannatech Sales Support at (800) 281-4469.

Sponsor Information

Enroller Information

Sponsor and Enroller Information must be filled in before submission of the Application. Speak with the person who contacted you about Mannatech about filling in this information.

3 Automatic Order

Sign up for Automatic Order now, and you will receive a 10% DISCOUNT* on your automatic product orders for each business period.

•	Check the box, “Yes, I want to save 10%.”
•	Choose the products you would like to receive each

                                business period (4 weeks.) (Refer to the Mannatech Product Guide for product pricing.)

•                      Total the order. This amount will be charged to your credit card or by check withdrawal each business period (4 weeks) until Mannatech receives notice of cancellation from you.** (Please provide all information under “Payment Information” area.)

*          Associates receive a 10% discount on the Associate cost of all automatic product orders on the U.S. Associate Application and Agreement.

**         IMPORTANT: Unless a specific business period is requested, the initial order will be shipped after verification of payment. Every business period thereafter, orders will be generated on or about every 28 days from the creation date of your Automatic Order after verification of payment. This process will create 13 shipments per calendar year, one in each four-week Mannatech Business Period. Mannatech will recalculate your order total if inaccurate and make any necessary corrections.

NOTE: Mannatech reserves the right to hold orders for verification of payment. Declined credit card orders will be held for authorization 10 business days. Mannatech will charge a $20 fee for insufficient checking account balances.

Such fee not to exceed the maximum amount available under applicable law. (State laws can vary on amount that can be assessed.)

4 Payment Information (complete and sign)

Provide all information about your method of payment, including your credit card number and expiration date.

5 Authorization (your signature is required)

You must first read and understand the “U.S. Associate Terms and Conditions” on page three of this document, and then sign the application.

If the applicant is under the age of 18, parents or legal guardian(s) must also sign and date the Application (pg. 2), the Terms and Conditions (pg. 3) and the “Letter of Consent” for minor children MOD 1802001.

Submitting Your Application

By PHONE:

Call (800) 281-4469

By FAX:

Fax the completed Application to (800) 825-6584.

Include payment information with your order.

If ordering by fax, do not fax twice or mail

hard copy of order to Mannatech.

By MAIL:

Send the completed Application with

payment information to:

Mannatech, Incorporated

600 S. Royal Ln., Suite 200

Coppell, TX 75019

Application Form-U.S. Associate Terms and Conditions

1.         Upon acceptance of this application by Mannatech, Incorporated (“Mannatech” or “Company”) and the issuance of an account number, I am authorized as an Associate as of the date of this Associate Application & Agreement. The term of this agreement is one year.

2.         As an Independent Associate, I must submit a valid tax identification number (or its equivalent) before being issued a Company Account Number.

          The Company is not responsible for withholding, and shall not withhold or deduct from my bonuses and commissions, if any, FICA or taxes of any kind, unless such withholding becomes legally required. I agree to be bound by all sales tax collection agreements between the Company and all appropriate taxing jurisdictions, and all related rules and procedures.

3.	I understand that as an Independent Associate:
a.	I have the right to purchase products and services from the Company at Associate cost.

b.             I have the right to offer for sale Mannatech products and services in accordance with these Terms and Conditions.

c.	I have the right to register persons in Mannatech.

d.         I am an Independent Contractor and not an employee, agent, partner, legal representative or franchisee of Mannatech. I am not authorized to and will not incur any debt, expense or obligation or open any checking account on behalf of, for, or in the name of the Company. I agree that I will be solely responsible for paying all expenses that I may incur, including but not limited to travel, food, lodging, secretarial, office, long distance telephone and other expenses. I UNDERSTAND THAT I SHALL BE TREATED AS AN INDEPENDENT CONTRACTOR OF MANNATECH FOR ALL PURPOSES, INCLUDING FOR FEDERAL OR STATE TAX PURPOSES.

e.         I will develop and service personal customers as stated in the Mannatech Compensation Plan. I will use the Retail Sales Invoice (Mannatech Online Document 1805901) provided by the Company, which outlines the date of the sale, the name and address of the merchant, buyer’s right to cancel statement (part of these Terms and Conditions), and address where the buyer can send the cancellation notice for the sale of Mannatech products. I understand that I must keep accurate records of retail sales, and that the Company may periodically ask me to provide documentation of such sales to the Company.

f.         I will use only the sales contracts and order forms that are provided by the Company for the sale of its products, and I will follow all policies and procedures established by the Company for the completion and processing of such contracts and orders.

g.         I will use only Company-approved promotional materials when representing the Company, offering the business opportunity, compensation plan, training other Associates and/or making representations as to the products. I agree to present the Mannatech Compensation Plan and Mannatech products and services, as set forth in official Company literature. I will make no claims, statements, disclosures, representations or warranties regarding potential income, earnings, products, or services that are not printed in the Company’s literature in either selling the products or in meeting with prospective Associates.

h.         In order to be eligible to receive bonuses and commissions, I will order only enough products for a four-week period to reasonably fill my needs and/or I will resell at least 70% of all products or services that I purchase from Mannatech. All products purchased will be for sale to or use by an end-consumer, and I will not purchase any products or service solely for the purpose of qualifying for overrides, commissions or bonuses.

i.          If I fail to annually renew my Mannatech Associateship, I understand that I will lose certain rights as an Independent Associate, including rights to my downline organization, bonuses and commissions pursuant to the Mannatech Compensation Plan until such time that I have renewed my position in accordance with the terms of the then-current Compensation Plan.

4.         I may not assign any rights or delegate my duties under this Agreement without the prior written consent of the Company. Any attempt to transfer or assign this Agreement without the express written consent of the Company renders this Agreement voidable at the option of the Company and may result in termination of this Agreement.

5.         I will comply with all federal, state, county and municipal laws, ordinances, rules and regulations and will make all reports and remit all withholdings or other deductions as may be required by any federal, state, county or municipal law, ordinance, rule or regulation.

6.         This Associate Application Agreement, inclusive of the Associate Policies and Procedures and Mannatech Compensation Plan (”Agreement”)‚ constitutes the entire contract between Mannatech and me. Any promises, representations, offers or other communications not expressly set forth in this Agreement are of no force or effect. To the extent of any conflict or inconsistency between this Agreement and any other agreement (other than the Policies and Procedures), this Associate Application and Agreement shall supersede and prevail over any term of any other agreement as to the matters addressed herein. To the extent of any conflict or inconsistency between this Agreement and the Policies and Procedures (in their current form or as subsequently modified), the Policies and Procedures shall in all instances supersede and prevail over any term of this Agreement as to the matters addressed herein.

7.         I agree to carefully READ and COMPLY with the Mannatech Associate Policies and Procedures and the Mannatech Compensation Plan, both of which are incorporated into and made a part of this Agreement. I understand that these Terms and Conditions, the Mannatech Policies and Procedures, or the Mannatech Compensation Plan (all of which are collectively referred to as the “Agreement”) may be amended from time to time, and I agree that any revisions or amendments shall become binding for me upon the publication of such revisions on Mannatech Online Documents or as officially announced in any Company communication. The continuation of my Mannatech Associateship or my acceptance of bonuses or commissions shall constitute my acceptance of this Agreement, and any and all amendments. I understand that I must be in good standing, and not in violation of any of the terms of this Agreement, in order to be eligible to receive any bonuses or commissions from Mannatech. I understand that I shall control the manner and means by which I operate my Mannatech business, subject to my compliance with the Agreement. In the event that a provision of this Agreement is held to be invalid or unenforceable, such provision shall be reformed only to the extent necessary to make it enforceable, and the balance of the Agreement will remain in full force and effect.

8.         To the extent permitted by law, the Company, its directors, officers, shareholders, employees, assigns and agents (collectively referred to as “affiliates”) shall not be liable for, and I release the Company and its affiliates from and waive, all claims for any loss of profits, indirect, direct, special or consequential damages or any other loss incurred or suffered by me as a result of: (a) my breach of this Agreement or the Mannatech Policies and Procedures; (b) the promotion or operation of my Associateship and any activities related to it (e.g., the presentation of Mannatech products or Compensation Plan, the operation of a motor vehicle, the lease of meeting or training facilities, etc.); (c) any incorrect or wrong data or information provided by me; or (d) the failure to provide any information or data necessary for Mannatech to operate its business, including without limitation, my registration and acceptance into the Mannatech Compensation Plan or the payment of commissions or bonuses. I agree that the entire liability of the Company and its affiliates for any reason whatsoever related to the relationship between me and the Company, including, but not limited to, any cause of action in contract, tort or equity, shall not exceed and shall be limited to the value of the products I have purchased from the Company under this Agreement or any other agreement that are in resalable condition.

9.         This Agreement will be governed by and construed in accordance with the laws of the State of Texas. Except as set forth in the Mannatech Policies and Procedures, all disputes and claims relating to the Agreement, the Company, the Application, or its products and services, the rights and obligations of an Independent Associate or the Company under the Agreement shall be settled totally and finally by arbitration in Dallas, Texas, or such other location as the Company prescribes, in accordance with the Federal Arbitration Act and the Commercial Arbitration rules of the American Arbitration Association. If an Associate files a claim or counterclaim against the Company, an Associate shall do so on an individual basis and not with any other Associate or as part of a class action. The decision of the arbitrator shall be final and binding on the parties and may, if need be, be reduced to a judgment in any court of competent jurisdiction. This agreement to arbitrate shall survive any termination or expiration of the Agreement.

Notice of Cancellation

You, the buyer, may CANCEL this transaction, without any penalty or obligation, at any time prior to midnight of the THIRD BUSINESS DAY after the date of this transaction. If you cancel, any property traded in, any payments made by you under this contract or sale, and any negotiable instrument executed by you will be returned within TEN BUSINESS DAYS following receipt by the seller of your cancellation notice, and any security interest arising out of the transaction will be cancelled. If you cancel, you must make available to the seller at your residence, in substantially as good condition as when received, any goods delivered to you under this contract or sale, or you may, if you wish, comply with the instructions of the seller regarding the return shipment of the goods at the seller’s expense and risk. If you do make the goods available to the seller and the seller does not pick them up within 20 days of the date of your Notice of Cancellation, you may retain or dispose of the goods without any further obligation. If you fail to make the goods available to the seller, or if you agree to return the goods to the seller and fail to do so, then you remain liable for performance for all obligations under the contract. To cancel this transaction, mail or deliver a signed and dated copy of the Cancellation Notice or any other written notice, to the address in this contract NOT LATER THAN MIDNIGHT of the Third Business Day after the date of this transaction. You must give notice of cancellation by a method that will allow you to prove that you gave notice, including registered mail, fax or by personal delivery. By signing below, you agree that you have read and understand the statements above and the requirements of Mannatech regarding accuracy of representations regarding its products, the Policies and Procdures and Mannatech Compensation Plan (”Agreement”).

X	Signature of Applicant

X	Signature of CO-Applicant

DATE___________________________________

Attachment B

Associate Policies and Procedures

1	General Information
1.1	Member
1.2	Independent Associate
1.3	Associate Application and Agreement/Identification Numbers
1.4	Establishing a Corporation, Partnership or Trust
1.5	Combining a Third-Party Agreement with Your Mannatech Business
1.6	Responsibilities to Your Downline Organization
1.7	Voluntary Termination from the Company
2	Conducting Your Business, Internet Usage, Product Sales and Recruiting
2.1	Advertising
2.2	Classified Advertising
2.3	Telephone Directory Advertising
2.4	Answering the Telephone
2.5	Business Stationery
2.6	Use of Company Name, Logo or Trademarks
2.7	Creation, Use and Disclosure of Third-Party Materials
2.8	Representations as to Products
2.9	Reproducing Approved Educational and Promotional Material
2.10	Presidential Training Web Sites
2.11	Registration of In-Person Meetings and Telephone Conferences
2.12	Use of Testimonials
2.13	Use of Online Sales Media
2.14	Reserved for Future Expansion
2.15	Use and Registration of Internet Web Sites, Electronic Media and Company Trademarks
2.16	Company Intranet Guidelines
2.17	E-mail Correspondence
2.18	Broadcast Fax
2.19	Contacting the Media
2.20	Trade Shows and Expositions
2.21	Retail Sales
2.22	Promotion of Product for Animal Use
2.23	Misrepresenting the Company
2.24	Career & Compensation Plan and Income Earning Misrepresentations
2.25	Product Claims and Misrepresentations
2.26	Company Events
2.27	Compliance with OAG Settlement
3	International Policies
3.1	How to Conduct Business Internationally
3.2	Gift of Products
3.3	International Sponsoring
3.4	Country Relocation
4	Sponsorship Business Rules
4.1	Rights to Choose Sponsorship
4.2	Inducements to Select a Different Sponsor
4.3	Sponsor and Enroller Information
4.4	Changing Lines of Sponsorship
4.5	Sale or Transfer of Associate Position
4.6	Inheritance of Associate Positions
4.7	Multiple Positions
4.8	Cross-Sponsoring of Spouses/Household Members
4.9	Recruiting Associates into Other Companies
4.10	Renewals

4.11	Downline Reports
4.12	Confidential Proprietary Company Information/Reports Provided to Associates
4.13	Business Periods
4.14	Income Taxes
4.15	Commission Research Requests
5	Operations, Ordering, Product Returns,	Refunds and Shipping
5.1	Ordering Options
5.2	Mail Orders
5.3	Discount Automatic Orders
5.4	Canadian Orders/Registration
5.5	Payment Options
5.6	Returned Checks
5.7	Credit Cards
5.8	Sales Tax
5.9	Purchase for Own Use (Inventory Requirements)
5.10	Stockpiling Product
5.11	The 70% Rule
5.12	Replacement of Defective Product
5.13	Satisfaction Guarantee
5.14	Shipping
6	Laws, Regulations and Disciplinary Procedures
6.1	Amendments to Policies & Procedures
6.2	Removal of Policies & Procedures
6.3	Assignment
6.4	Governmental Laws
6.5	Contacts with Government Regulators
6.6	Military Personnel
6.7	Residents of Georgia, Louisiana and Montana
6.8	Requirement for Regulatory Training
6.9	Monitoring of Meetings
6.10	Reporting Violations
6.11	Resolution of Disputes
6.12	Disciplinary Procedure
6.13	Disciplinary Appeal Procedure
6.14	Termination of the Agreement by the Company
6.15	Effect of Termination
6.16	Sanctions
6.17	Reinstatement after Termination by Company
6.18	Indemnification
6.19	Arbitration and Governing Laws

Waiver

Index to 2009 Updates

1	General Information

The Policies and Procedures (“Policies and Procedures”) are an integral part of the Mannatech Associate Application and Agreement (“Application”) (hereinafter collectively referred to as “Agreement”). As an Independent Associate, you must comply with all the terms and conditions set forth by Mannatech, Incorporated (hereinafter referred to as the “Company”) within the Policies and Procedures, the Associate Application and Agreement, Career & Compensation Plan, all provisions indicated on Mannatech-produced forms and all Business System announcements, as well as honor all applicable laws and regulations in the state, province, country or other political subdivision where you live and in which you operate your Mannatech business. Please study this document carefully. Each Mannatech Independent Associate (the “Associate”) is responsible for adhering to the Agreement and Policies and Procedures. The Policies and Procedures apply to all Associates and will be enforced as such. Violation will subject the Associate to the Compliance Administration Procedure and any related disciplinary sanction imposed from the Procedure. The Board of Directors (“Board”) reserves the right to waive any rules embodied in the contents herein as deemed appropriate without explanation.

1.1	Member
1.1.1

A Member is a person who, upon signing and completing a Member Application (MOD USA1801101 and CAN1801111), may purchase Company product(s) directly from the Company at a discount of approximately 5% from the Suggested Retail Price. If no product is purchased at the time of enrollment, the membership fee is $10.00. If product is ordered, then the membership fee is waived.

1.1.2	Since Member product orders are for personal consumption only, and not for resale, Members will not be required to submit any tax identification information.
1.1.3	Members are assigned an account number once the Member Application is accepted by the Company.
1.1.4	Only Members may order under their respective account number. A Member does not participate in the Career & Compensation Plan and does not earn commissions.
1.1.5

Members have no renewal requirements or obligations; however, they do participate in the Company retention program, which automatically deducts 45% of APO (Actual Pay Out) from their product order(s) placed on or after a complete year from their enrollment date. A Member must submit an Associate Application and Agreement in the event they wish to become an Independent Associate and participate in the Career & Compensation Plan.

1.1.6	A Member must abide by the terms and conditions set forth on the Member Application.
1.1.7

Members can only have one Member account per household. Husbands, wives and/or household members must share one Member account. Member accounts may not be registered as businesses (or DBA), trusts corporations or partnerships.

1.2	Independent Associate

“Associate” is a term used to describe an independent distributor. An independent distributor is an Associate who purchases Company products for himself or herself and/or for retail to consumers and earns commissions through the Career & Compensation Plan by meeting certain volume requirements. As an Independent Associate of the Company, you have the following rights and responsibilities:

1.2.1	To earn commissions and bonuses on sales of Company products throughout the United States, Canada, and any other Country of Operation as defined in Section 3 in which Mannatech does business.
1.2.2

You are an independent contractor for all purposes, including legal purposes and governmental tax purposes. There is no employer/employee relationship, partnership, agency, or joint venture relationship between an Associate and the Company. Associates set their own business hours and determine their own methods of procuring orders. Associates are solely responsible for paying all taxes or duties required by law, including income tax, national insurance contributions and the proper reporting, submission and payment of tax on sales and bonuses/commissions/incentives. You will keep all proper records necessary to ensure the proper assessment and payment of any such taxes and duties.

1.2.3	You may not bind the Company or incur any debt or expense in the name of the Company or open any checking account on behalf of, for, or in the name of the Company.

1.2.4	The Company shall not be liable for any debts or liabilities that you may incur, whether or not such liabilities are incurred during the term of the Agreement.
1.2.5	You must always identify yourself as an “Independent Associate” in all written and verbal communications.
1.2.6	The Company has the right to request information about your business and downline to ensure compliance with the Agreement.
1.2.7

You do not earn bonuses on your own personal product purchases and acknowledge that bonuses/commissions/incentives are paid only on product sales. No benefits or bonuses are paid or received solely from sponsoring other Associates in the Company Career & Compensation Plan, and no earnings are guaranteed from mere participation in the Career & Compensation Plan.

1.2.8	You must operate your business in accordance with applicable laws and/or regulations.
1.2.9

You are prohibited from promoting or selling to existing Associates or prospective Associates any products, services or opportunities not directly produced or approved by the Company whether at a Company presentation, training event or otherwise as stated in Section 4.9.

1.2.10

You shall not utilize the services of an Associate that has been terminated by the Company, or any Shareholder, Member, or Partner of such terminated Associate, in conjunction with your Mannatech business.

1.2.11	You shall not utilize the services of a person, whether acting as your agent or on your behalf, who has been determined by the Company to be acting in derogation of these policies and procedures.
1.2.12	You cannot serve as an officer, director, or employee of MannaRelief during the time you are an Independent Associate of Mannatech.
1.3	Associate Application and Agreement/Identification Numbers
1.3.1

Any person, corporation, or other entity desiring Independent Associate status must complete a Company Associate Application & Agreement. The Company reserves the right to refuse to accept any prospective applicant without explanation and in its sole discretion. The prospective applicant must possess and provide a valid employer identification number (EIN), social security number (SSN) or taxpayer identification num-ber (TIN) in the U.S., or a social insurance number (SIN) or business number (BN) in Canada.

1.3.2

The Company will reject any application, at its sole discretion, in the event the prospective applicant fails to provide this information. Applicants who choose not to provide the information may sign up as a Member. Associates who are not 18 years of age or older must be in a joint distributorship with their parent(s)/guardian(s). The parent/guardian must personally sign all relevant Mannatech agreements and acknowledgments as co-applicants. Any Associate found not to be 18 years of age will be terminated immediately unless a parent or guardian assumes responsibility for the minor’s Company business and provides indemnity (MOD USA1802001), or if the minor is emancipated by court order, or unless the law of the state/province where the Associate resides provides otherwise.

1.3.3

The Company must receive at Coppell, Texas, a fully completed and signed (by the prospective applicant) Associate Application and Agreement. The Agreement does not become effective until it is accepted by the Company at Coppell, Texas, and you have been assigned an account number. Incomplete applications will not be accepted and may not be returned. No commissions, bonuses and/or incentives will be paid until the Company receives the signed application, or, when registering electronically, the e-signature of the Associate accepting the Terms and Conditions.

1.3.4

Upon acceptance of the Application by the Company, you are assigned a company “Account Number” to serve as your official identification number when sponsoring new Associates or placing product orders. This account number is cross-referenced to your EIN, SSN, TIN, SIN or BN.

1.3.5

You must report changes to your account, DBA, sole proprietorship, Associate name or address to the Company within fourteen (14) days of the change occurring. If the change is clearly misspelling, inverted digit, or an incomplete entry in a name or address this change may be made by phone.

1.3.6

If you submit false EIN, SSN, TIN, SIN or BN to the Company, you may be subject to immediate termination. No EIN, SSN, TIN, SIN or BN may be used in connection with an Associate Application or order without that person’s prior consent. If you submit forged signatures or false information on any Mannatech forms for yourself or on behalf of another individual without the express written consent from the Associate and/or individual granting permission, your Agreement may be subject to immediate termination.

1.3.7

A new Associate may process an application by phone. However, the Company must receive a signed Application and Agreement from all new Associates. If a signed application or Signature Form for Applications by Phone (MOD USA1804601 and CAN1804611) is not received within 30 days from the phone application, the Company may suspend earned commissions until such time as the Company has received the signed Application. All accounts must have a valid contact name and telephone number to list on the account.

1.3.8	You are solely responsible for registering and/or obtaining any city, state or provincial licenses required to sell Company products.
1.4	Establishing a Corporation, Partnership or Trust
1.4.1

If your application is in the name of a corporation, partnership or trust, you must identify the shareholders, officers and directors of their corporate, partnership or trust entity by completing a Form C-1 (MOD USA1806401 and CAN1806411), Disclosure of Corporate Partnerships or Corporate Members, or a Form C-1 (a) (MOD CAN1806301 and CAN1806311), Disclosure of Trust Members. Any and all officers and directors of the Corporation or Partnership must provide a Statement of Guarantee and Indemnity (Form C-2 or Form C-2 [a]), respectively to the Company at the time the Associate Application and Agreement is submitted.

1.4.2

The Associate Application and Agreement may not be processed without all of the proper attachments. If the business entity adds new officers and/or directors, another Statement of Guarantee and Indemnity, Form C-2 or Form C-2 (a), must be completed and submitted to the Company. You must notify the Company of changes in individual shareholders, partners or directors within fourteen days of the change occurring.

1.4.3

The Company reserves the right to approve or disapprove your change of business name (“DBA Name”) in the event it is offensive or conflicts with its trade names, trademarks, service marks or English law. If the Company approves such a change; the organization’s name and the names of the principals of the organization must appear on the Change of Associate Information Form, or a disclosure form with signed Guarantee of Indemnity. You may not use the name “Mannatech” or any of its product or trade names in your business name which might be confused with the Company.

1.5	Combining a Third-Party Agreement with Your Mannatech Business
1.5.1	A “third party” includes, but is not limited to, another Independent Associate or an unrelated individual/company offering business-building services or related/non-related goods and services.
1.5.2

The Company does not endorse or permit any third-party income representations, guarantees or other such representations to build your downline organization. In addition, the Company does not endorse any third-party individual or company making income representations through the use of third-party sales aids.

1.5.3

If you choose to enter into any such agreement with a third party, you do so at your own risk. The Company will not be bound by any such agreement or contract. The Company will not reimburse you for costs incurred as a result of any such agreement or contract described above.

1.5.4

You may not enter into third-party contracts combining any aspect of the Company business, as presented by the Company, with another offering having to do with the sale of the Company products, opportunity or the Career & Compensation Plan with any other non-Company component, agreement, business plan, method or device. The Company does not honor these agreements. The Company will not settle disputes resulting from third-party agreements or between Associates.

1.5.5

The Company does not allow the Mannatech Products or Career & Compensation Plan to be presented/offered in conjunction with any other business plan or other form of business. Violation of this Policy will be considered a breach of your Agreement and subject to termination of your Agreement.

1.5.6

You must not induce third parties to acquire the Company’s products by representing to that third party that they would, after the acquisition of the Company’s products receive cash bonuses, commissions or any other benefit from you in return for assisting you to supply the Company’s products to others.

1.6	Responsibilities to Your Downline Organization
1.6.1

You are responsible for training your downline organization on effective and lawful methods of building a successful business and you are restricted from advising Associates to restructure their downline in a fashion that gives the Sponsor or upline Associates an income advantage, doing potential long-term damage to his or her Associate position.

1.6.2

You are responsible for answering questions for Associates whom you have personally sponsored. Associates who have questions about any aspect of the Company should contact their upline sponsors for assistance.

1.6.3

You are responsible for discussing and determining with your downline (prior to completing a new Associate Application) or otherwise enrolling a new position, which party will receive the Direct Bonus. The Company will not settle any disputes among Associates regarding these or other types of financial agreements. The Company will pay commissions to the party listed in its computer database as supplied to the Company.

1.6.4	You are responsible for fully explaining the Satisfaction Guarantee policy as set forth in Section 5.13.1 of these Policies & Procedures.
1.7	Voluntary Termination from the Company

Associates

1.7.1

An Associate who wishes to terminate an Associate account must submit such request in writing (Tax ID, SSN, EIN, SIN, etc., account number and signature must be included) or by completing the Voluntary Termination form (MOD USA1806001 and CAN1806011).

1.7.2

An Associate who voluntarily terminates may apply for reinstatement after the expiration of six (6) full business periods (the “waiting period”). Applications submitted under this section shall not be processed until the first day after the expiration of the waiting period. Spouses, dependent children or other household members of Associates who have terminated may not apply to become an Associate or Member in another line of sponsorship until the terminated Associate is eligible for reinstatement. (See Changing Lines of Sponsorship 4.4.4; 4.4.5; and 4.4.6)

1.7.3

A terminated Associate cannot sponsor new Associates. If a terminated Associate is listed on the Associate Application as sponsor, the new Associate will be contacted to provide the Company with a valid Sponsor Identification Number which relates to an Associate in good standing.

Canadian Associates

1.7.4

Manitoba Residents Only: Manitoba Residents Only: You can send your notice by registered or certified mail to Mannatech Inc., c/o Thompson Dorfman Sweatman, 2200-201 Portage Ave., Winnipeg, MB R3B 3L3, or you may deliver it there in person.

1.7.5

Nova Scotia Residents Only: You can send your notice by registered mail, fax, personal delivery or any other method that will allow you to prove that you gave notice, to: Ms. Heather Miller, 2276 Davison Street, RR1, Wolfville, Nova Scotia, Canada B0P 1X0 (telephone number 902-542-2337).

Members

1.7.6

Participants in the Member program must submit a termination in writing, and upon termination must wait six business periods before submitting an application to become either an Associate or a Member in another line of sponsorship. However, they may continue to order products at full retail price during the six-month reinstatement waiting period.

2	Conducting Your Business, Internet Usage, Product Sales and Recruiting
2.1	Advertising
2.1.1

Except in the case of advertising provided by the Company for the promotion of your MannaPages or subject to the provisions of Section 2.10 and 2.15, you may not advertise products by way of the Internet or any other form of media such as radio or television.

2.1.2	In order to protect its trademarks, the Company must restrict its Associates from producing their own advertisements to promote the Company or its products.

The Company provides compliant advertisements for your use. Only those Company-produced sales materials may be utilized to promote the Company and its products. The Company-approved advertisements must be used verbatim.

2.1.3	Prohibited materials include, but are not limited to:
2.1.3.1	Outdated Company-produced literature no longer in circulation, and
2.1.3.2	Those materials an Independent Associate creates and produces which are in violation of 2.7, 2.8 or 2.25 of these Polices and Procedures.
2.2	Classified Advertising

Notwithstanding the Associate Advertising Policy, you may use “lineage” or classified opportunity advertisements (less than [30] words in length) provided by the Company for publication via Internet search engines and in the opportunity section of local newspapers, magazines and directories. Approved classified advertising is available on the Internet home page at www.mannatech.com. These advertisements must be reproduced in their entirety without modification. Your name and contact information is all that can be added.

2.3	Telephone Directory Advertising
2.3.1	You may advertise in the telephone directory. Yellow Pages advertising must conform to all applicable Policies & Procedures. The approved White and Yellow Pages listing is as follows:

Associate’s Name

Mannatech® Independent Associate

Associate Address

Associate Telephone Number

2.3.2	In the event the printer cannot insert the ® sign, there must be a line at the bottom of the ad that states “Mannatech is a registered trademark of Mannatech, Incorporated.”
2.3.3	You may not use a telephone or toll-free number which, when numbers are converted to letters, spells out all or part of the name Mannatech or any of its products.
2.4	Answering the Telephone

You are prohibited from answering the telephone in any manner that gives the caller the impression that they have reached the Company’s Corporate office. Telephone recordings must state that the caller has reached an “Independent Associate” of Mannatech.

2.5	Business Stationery

You may purchase business cards and letterhead

stationery through Company-designated companies. Order forms from such companies are distributed with every Business Pack. The title “Independent Associate” must always accompany your name when used in conjunction with the Company.

2.6	Use of Company Name, Logo or Trademarks
2.6.1	Except as permitted in Section 2.10 and 2.15, you may not use the Company name, logo, trademarks and/or names of Company products in Associate-produced advertisements or materials.
2.6.2	You can use only the “Mannatech Independent Associate” logo. You may not reproduce the “Mannatech Incorporated” logo except as permitted in Section 2.10 and 2.15.
2.6.3

Except in the case of advertising or instructions provided by the Company for the promotion of your MannaPages, you may not use the name Mannatech or any of its trademarks as a part of your business name, Corporation name, Internet name, URL or domain name, metatags source and search code, or e-mail address.

2.6.4

You may not use the names or images of Company employees, executives, consultants, athletes, celebrities and/or organizations who endorse the Company, except as specifically written in current Company-approved materials or except as permitted in Section 2.10 and 2.15.

2.6.5	You are prohibited from using names of any other companies, hospitals or institutions when promoting the Company.
2.7	Creation, Use and Disclosure of Third-Party Materials
2.7.1

All sales aids, generic materials, or other materials not produced by the Company are considered “third-party materials.” This definition is intended to include sales aids and materials that are either in printed, audio, video or electronic formats.

2.7.2	Materials are considered “generic” if they can be utilized by any other company in our industry.
2.7.3

You are prohibited from creating, selling or distributing third-party materials which link the benefits of Mannatech products, the ingredients of Mannatech products and/or glyconutrients in conjunction with any particular disease, disease process or disease claim, or which violate 2.8 or 2.25 of these Policies and Procedures. You must only use compliant materials when representing the Company and the Company’s business, the Career & Compensation Plan, training other Associates and/or making representations in connection with the products. Materials must be compliant for the country in which they are to be used.

2.7.4	In addition to the requirement set forth in 2.7.3, and except as permitted in Section 2.10, you may use generic materials only if:
2.7.4.1	they do not contain mention of the Company, its products, trade names, the specific ingredients of its products or the Compensation Plan, and
2.7.4.2	they have not been created solely for use in connection with the promotion or sale of Mannatech products or the opportunity.
2.7.5

You must notify the Company within 30 days of the first distribution of any new third-party promotional material (booklet, CD, DVD, or otherwise) related to the Company, its products or glyconutrients which is not produced by the Company and from which you derive (directly or indirectly) any compensation. You must:

2.7.5.1	Provide your name, Associate account number, the newly created third-party promotional material, the title, author and date of first distribution to the Company by:
2.7.5.1.1	e-mailing the requested information and CD/DVD transcripts in a Word or PDF format to

lec-materials@mannatech.com;

2.7.5.1.2	faxing the requested information to 972.471.5619; or
2.7.5.1.3	mailing a copy of said materials to

Mannatech, Incorporated, Attn: Legal Department, 600 S. Royal,	Suite 200, Coppell, TX 75019.

2.8	Representations as to Products

As an Independent Associate you acknowledge that Mannatech products are not a substitute for a doctor’s care or standard of care in the treatment or prevention of a specific disease, and you shall not make representations to the contrary.

2.9	Reproducing Approved Educational and Promotional Material

You may copy Company-produced promotional materials verbatim in whole or in part for use in conducting your business. Educational materials may ONLY be used verbatim and IN THEIR ENTIRETY. You may not duplicate or record audio or video materials (including those materials produced for use on corporate web site) produced by the Company. Any recording or duplication is strictly prohibited. Mannatech may require, among other things, that you cease and desist from using or distributing such recordings; and/or destruction, at your cost, of non-authorized recordings.

2.10	Presidential Training Web Sites
2.10.1	Qualification. Those Associates that attain and maintain Presidential status for six (6) consecutive business periods qualify to establish a Company-approved internet training site (“Training Sites”).
2.10.2

Use of Company Marks. Training Sites may use the Company name, Company logo, Company marks, images and other representations of Company Products. The Company will supply these assets to persons authorized under Section 2.10.1. All training site content shall be password protected.

2.10.3	Permitted Information. Training Sites may contain the following materials:
2.10.3.1	Introductory training information for New Associates;
2.10.3.2	Basic/continuing training information for Associates;
2.10.3.3	Product-Specific training

information (provided by the Company);

2.10.3.4	Business Building training information;
2.10.3.5	Compliance training	information (provided by the Company);
2.10.3.6	Links to any Mannatech-controlled

web site (excluding any Associate MannaPages);

2.10.3.7	Suggested Reading;
2.10.3.8	Calendar and Conference Call Information;
2.10.3.9	Biographical Information on the Presidential.
2.10.4	Precluded Information. Training Sites shall not:
2.10.4.1	Accept registrations of new Associates;
2.10.4.2	Offer Company Products for sale;
2.10.4.3	Contain information which violates the Associate Policies & Procedures;
2.10.4.4	Include blogs or message boards;
2.10.4.5	Contain information on Subjects not directly related to Mannatech;
2.10.4.6	Provide links to individual MannaPages or any web site not controlled by Mannatech; and
2.10.4.7	Provide links to any web site which assert/suggest Mannatech products and/or glyconutrients cure, treat, mitigate or prevent a specific disease.
2.10.5	Registration. Once an Associate has qualified to establish a Training Site, the Associate may do so by:
2.10.5.1	Submitting a request to associatetraining@mannatech.com;
2.10.5.2	Providing Associate name, account number, address, web domain and URL information and all necessary login/password information as required by the Company;
2.10.5.3	Posting material on the Training Site which complies with guidelines established by the Company;
2.10.6	Maintenance.

2.10.6.1 The Associate shall maintain the Training Site in conformity with all such guidelines set forth by the Company;

2.10.6.2 The Associate shall promptly make such changes to the Training site as are requested by the Company;

2.10.6.3 The Associate shall notify the Company in writing (by e-mail to

associatetraining@mannatech.com) upon making additions or material changes to the content of the training site.

2.10.6.4 The Associate may charge a reasonable fee (following guidelines established by the Company) for access to the Training Site

2.10.7	Loss of Privileges. An Associate shall disable a portion and/or the entire Training Site if:
2.10.7.1	Advised by the Company that a portion

and/or the entire Training Site violates the Associate Policies and Procedures

2.10.7.2	Advised by the Company that a portion and/or the entire Training Site violates the guidelines established by the

Company for the operation of said sites.

2.10.7.3	Advised by the Company that the Associate had lost Presidential Status for three (3) consecutive business periods
2.10.7.4	Terminated or suspended by the Company.
2.10.7.5	Placed on probation by either the Compliance Committee or the Appeal Panel, and disabling the Training Site is a specific sanction ordered.
2.11	Registration of In-Person Meetings and Telephone Conferences
2.11.1

In-Person Meetings. You (as the “Meeting Sponsor”) are required to notify the Company of each in-person meeting where you intend to advertise or promote the Company, its products, or the business opportunity where more than 20 people are invited or reasonably expected to attend. You must provide the Company:

2.11.1.1	21-days advanced notice of the meeting, including your name, Associate account number, and the date, time and location of the meeting.
2.11.1.2

with notice within 24 hours of any meeting where 21-days advanced notice cannot be given, providing the information requested in 2.11.1.1. No meeting can be scheduled with less than 5 days advanced notice to the Company.

2.11.2

Telephone Conferences. You (as the “Meeting Sponsor”) are required to notify the Company of each telephone conference where you intend to advertise or promote the Company, its products, or the business opportunity where more than 20 people are invited or reasonably expected to attend. You must provide the Company:

2.11.2.1	5-days advanced notice of the meeting, including your name, Associate account number, and the date, time and access code information for the conference call.
2.11.2.2

with notice within 24 hours of any meeting where 5-days advanced notice cannot be given, providing the information requested in 2.11.2.1. No meeting can be scheduled with less than 24 hours advanced notice to the Company.

2.11.3	Notice of meetings or conference calls can be given to the Company by:
2.11.3.1	e-mailing the requested information to lec-meetings@mannatech.com;
2.11.3.2	faxing the requested information to 972.471.5619;
2.11.3.3	mailing the requested information to Mannatech, Incorporated, Attn: Legal Department, 600 S. Royal, Suite 200, Coppell, TX 75019.
2.12	Use of Testimonials
2.12.1

Testimonials. In conjunction with the sale of Mannatech Products, Independent Associates shall not use testimonials which link the benefits of Mannatech products, the ingredients of Mannatech products and/or glyconutrients in conjunction with any particular disease, disease process or disease claim.

2.12.2

Opportunity Meetings. Subject to 2.12.1, the host at opportunity meetings may allow attendees to make testimonials concerning generally improved health and well-being (statements which do not link the benefits of Mannatech products, ingredients of Mannatech products, and/or glyconutrients in conjunction with any particular disease, disease process, or disease claim) they have personally experienced after use of Company products. During the testimonial segment of the opportunity meeting, the proper disclaimers must be displayed (see text below).

Disclaimer: Mannatech nutritional products are designed to maintain health and general well-being. Mannatech makes only those claims for its products that are on product labels or in Mannatech-approved promotional materials. Mannatech nutritional products are not promoted for the prevention, treatment or cure of any disease and are not intended to substitute for a doctor’s care or for proven therapy.

2.12.3	Recording. The recording of permitted testimonials (by audio, video or otherwise) at opportunity meetings is not allowed, and is to be enforced by the host and/or meeting leaders.
2.12.4	Educational Meetings. Educational meetings are for informational purposes only; no promotion of the products or the business of the Company shall take place.
2.12.5	GlycoLEAN®. Associates are able to make testimonials relating to GlycoLEAN® products provided that:
2.12.5.1	All statements are truthful;
2.12.5.2	All statements are accurate;
2.12.5.3	All statements are verifiable; and
2.12.5.4	Notices are provided that individual

results may vary.

2.12.6	Mannatech Optimal Skin Care System™. Associates are able to make testimonials relating to Mannatech Optimal Skin Care System™ products provided that:
2.12.6.1	All statements are truthful;
2.12.6.2	All statements are accurate;
2.12.6.3	All statements are verifiable; and
2.12.6.4	Notices are provided that individual results

may vary.

2.12.7	Mannatech OsoLean™. Associates are able to make testimonials relating to Osolean™ products provided that:
2.12.7.1	All statements are truthful;

2.12.7.2	All statements are accurate;
2.12.7.3	All statements are verifiable; and
2.12.7.4	Notices are provided that individual results may vary, and that Osolean™ must be taken in conjunction with a reduced caloric intake and a regime of physical exercise.
2.12.8

Photographs, Videotapes & Other Media. Except as allowed under these Policies and Procedures, use of “before-and-after” photographs, videotapes, or other forms of recorded media which suggest or imply a link between the benefits of Mannatech products, the ingredients of Mannatech products, and/or glyconutrients in conjunction with any particular disease or disease process is expressly forbidden.

2.13	Use of Online Sales Media
2.13.1	Associates may not sell Mannatech products on online auction web sites, virtual sales malls or other online sales media.
2.14	Reserved for Future Expansion
2.15	Use and Registration of Internet Web Sites, Electronic Media and Company Trademarks
2.15.1

Use of the lnternet. The Company maintains a web site at www.mannatech.com, and offers our Associates Company produced websites ("MannaPages"). Associates may also have their own web sites, blogs, and other electronic medium (such as YouTube, MySpace, Facebook, Twitter, etc.), hereinafter referred to as "Associate Internet Sites," to promote their Mannatech business by complying with the provisions below.

2.15.2

Registration Requirement. You must register each website, blog, or other electronic medium used in connection with your Mannatech business within ten (10) business days of the creation of the site, providing your name, account number, URL of the site, and any passwords necessary to fully access the site. You may provide this information by:

2.15.2.1	E-mailing the requested information to lec-registration@mannatech.com
2.15.2.2	Faxing the requested information to

972.471.5619; or

2.15.2.3	Mailing the requested information to Mannatech, Incorporated, Attn: Legal Department, 600 S. Royal, Suite 200, Coppell, Texas 75019.
2.15.3

Use of Company Name/Intellectual Property. Associates must comply with the Intellectual Property stylebook (which can be found at Mannatech.com in the library section) in using the Corporate Name, trademarks, copyrights, product names, ingredients, or in discussing the business opportunity. Associates must prominently represent to the public they are Mannatech Independent Associates.

2.15.4

Links to Corporate Sites. Associates may provide a direct link from their Associate Intemet Site to their MannaPages website, to www.Mannatech.com, and to any other Company-controlled URL. An associate may also provide a direct link from their MannaPages website to their Associate Internet Site.

2.15.5

Search engines. Associates may provide a direct link to their MannaPages website and any Associate lnternet Site from internet search engines provide the search parameters (metatags, search and source codes, etc.) are compliant.

2.15.5.1	You may not bid on key words, advertise on websites, or utilize search parameters that address specifìc diseases, disease claims, or disease processes.
2.15.6	Precluded Actions. Your Associate Internet Site may not:
2.15.6.1

Contain content (text, testimonial, audio, photo, video, or otherwise) which asserts or implies that Mannatech products, Mannatech product ingredients, or glyconutrients cure, treat, mitigate or prevent a particular disease, disease claim, or disease process;

2.15.6.2

Link to another web site that contains contents which asserts or implies that Mannatech products, Mannatech product ingredients, or glyconutrients cure, treat, mitigate or prevent a particular disease, disease claim, or disease process;

2.15.6.3	Have the Company name, Company product names, Company trademarks, or disease names/conditions in the URL;
2.15.6.4	Contain content (text, testimonial, audio, photo, video, or otherwise) that misrepresents Mannatech, its products, or the business opportunity to the public; and
2.15.6.5	Offer Mannatech products under a different and/or generic product name, either by renaming, relabeling, or repackaging; and
2.15.6.6	Utilize an e-commerce feature other than offering a direct link to the Associate's MannaPages website or www.mannatech.com.
2.15.7	Responsibility for Site. The Company will hold Associates and any content providers strictly liable for the material contained on the Associate Internet Site.
2.15.8

Reservation of Rights. The Company reserves the right to seek any and all remedies available by law, including injunctive relief, in additional to a disciplinary compliance action by the Company to remove non-compliant or offensive material fiom the internet that relates to the Company, its officers, directors, employees, Associates, trademarks, proprietary property, products or business. Sanctions for a disciplinary compliance action are set forth in Section 6.12.13, and range from a warning to termination of the Associate.

2.16	Company Intranet Guidelines

The Company may provide Associates access to password-protected intranet web site information. This information is intended to serve as a communication tool for Associates only. You may not use portions of the password-protected site for recruitment and/or the sale of products. These portions include, but are not limited to, streaming video portions (collectively referred to as the “Theater”). You may not give your password to any individual for the purpose of accessing the web site information. Any misuse of the intranet will result in disciplinary action in accordance with the Associate Disciplinary Procedure.

2.17	E-mail Correspondence

You may use e-mail to communicate Company information. You are solely responsible for ensuring that the content complies with the Associate Policies and Procedures and applicable laws related to e-communications prior to forwarding written correspondence to any individual. Associates violating this policy are subject to the Compliance Disciplinary Procedure.

2.17.1	Recipients who wish to be removed from a mail list should notify the sender directly. Upon receipt, the Associate must remove the requestor from the mailing list immediately as required by law.
2.17.2	Associates should not send or excerpt materials which violate 2.7, 2.8 or 2.25 of these Policies and Procedures to other Associates or prospects.
2.17.3

Associates must always comply with local and federal regulations, including but not limited to the CAN SPAM Act. Associates are strictly prohibited from sending unsolicited e-mail (i.e., e-mail blasts or “spam”) and/or posting electronic messages on Internet bulletin boards to advertise the Company, Career & Compensation Plan and/or the products. If you participate in chat rooms, you do so at your own risk and are solely responsible for any statements made in this medium and must observe Company Policies prohibiting medical, product and income misrepresentation in all electronic messaging formats.

2.17.4	You are prohibited from buying e-mail address lists and sending unsolicited materials to individuals from whom you have not received permission.
2.17.5

The Company may notify you via e-mail (in the event you have provided your e-mail address) of upcoming events or general information. If you do not want to receive this correspondence, contact the Associate Relations Department at the e-mail address provided in the document.

2.17.6

Associates may include links or references to their MannaPages if the originating source of the link does not violate Associate Policies and Procedures. Prohibited sources include, but are not limited to, non-compliant web sites, and/or sources that include disease references, personal testimonials, income claims, and the like.

2.18	Broadcast Fax

The Company strictly prohibits the use of unsolicited broadcast faxing to market, promote or otherwise advertise the Company or its products. You may fax materials promoting the Company or products only to individuals from whom you have obtained prior consent. However, you must immediately discontinue faxing should the individual revoke his or her prior consent. Associates who violate this Policy may also be liable for violation of state and/or federal regulations.

2.19	Contacting the Media
2.19.1

All media inquiries (radio, television, newspapers, magazines, or any other periodicals or media) are to be referred to the Executive Director of Marketing. Associates who contact the media directly or indirectly to participate in any fashion are strictly prohibited from discussing the Company, products, business or Career & Compensation Plan, or to provide testimonials of any kind. You are not authorized to represent the Company if contacted by the media.

2.19.2	Personal Appearances—You are prohibited from representing the Company either directly or indirectly on television, cable television or radio without prior written permission from the Company.
2.19.3

Public Relations—You are prohibited from employing broadcast media either directly or indirectly as a form of public relations, including but not limited to news releases, articles and talk-show appearances without prior written permission.

2.19.4

Meeting Notices—Notification for public opportunity meetings for insertion into newspapers or periodicals must comply with all Associate Policies and Procedures. Specifically, they may not allude to any income representations or medical/disease claims or reference disease names.

2.20	Trade Shows and Expositions
2.20.1	You may conduct your Mannatech business at trade shows, expositions or other public forums.
2.20.2	An Independent Associate is responsible for securing all approvals, admissions, floor space, etc., in conjunction with participation at said events.
2.20.3	An Independent Associate must be physically present at his booth at all times during an event.
2.20.4	Only materials which do not violate 2.7, 2.8 or 2.25 of these Policies and Procedures may be displayed,

and you must identify yourself as a “Mannatech™ Independent Associate.”

2.21	Retail Sales
2.21.1

The Company uses network marketing as its chosen method to share its business opportunity. The foundation of this is based upon one-on-one contact with others who may want the products and who may want to become involved in the business opportunity. Once this method of marketing is chosen and independent sales Associates put their time, energy, and resources into building a business, the Company and all Associates have a responsibility to consistently support network marketing.

2.21.2

You may sell or display Company products in (1) offices or other areas located in a private club that are not accessible to, or in view of, the general public; or (2) private offices of professionals who operate by appointment only, including but not limited to, beauty salons, spas, medical offices, and dental offices. Your ability to sell Company products under this paragraph may be subject to state law or other rules or regulations of government agencies or professional organizations. You are solely responsible for complying with any and all laws, rules, and regulations related to the sale of the Company Products.

2.21.3

You may not sell or display Company products in a permanent retail establishment. Examples include, but are not limited to department stores, beauty supply stores, supermarkets, drug stores, newsstands, health food stores, vending machines, mall carts, and flea markets.

2.21.4

You may, however, offer Company products in a permanent retail establishment provided that (1) the proprietor is an Associate, (2) the store is dedicated to the promotion of wellness and complementary health care, (3) consultation on the use of Company products is available to the customers, (4) only Company approved promotional materials are used, and (5) Company products are kept in a locked display case, behind a counter, in a separate room, or are otherwise not accessible in a self-service environment.

2.21.5	You may sell products for any price you choose. Retail prices set by the Company are recommended prices only.
2.21.6

You may not re-label or in any manner alter the label on any Company product. Additionally, you may not repackage or refill products and must sell products in their original, unopened containers. If you participate in this activity, you expose yourself to potential criminal charges and/or civil damage claims.

2.21.7

You must supply all retail customers with a properly completed sales receipt in a format applicable to your jurisdiction. For more information and available forms, please see the Mannatech Online Document library. Associates must maintain copies of sales receipts for a period of no less than two years and must furnish them to the Company upon request.

2.21.8

You must inform the buyer of their cancellation rights at the time of the sale. You must allow retail customers the ability to cancel their order within ten business days and allow full refunds ten days after receipt. In the event that the Company must reimburse a dissatisfied retail customer on your behalf, refunds will be deducted from commissions and you may be subject to disciplinary review.

2.22	Promotion of Product for Animal Use

Company products are designed for human consumption/application only. Promotion of these products for animal use is therefore prohibited.

2.23	Misrepresenting the Company

Presenting the Company, Career & Compensation Plan, employees or products in a deceptive, fraudulent, slanderous or misleading way will result in disciplinary action that may include termination of your Associate Agreement, when such conduct becomes known to the Company.

2.23.1	You are prohibited from referencing research or publications that were conducted by or financed by Mannatech without clearly and conspicuously disclosing Mannatech’s participation in the research.
2.23.2

You are prohibited from referencing research or publications that were conducted by, financed by, or otherwise controlled by a Mannatech Independent Associate without clearly and conspicuously disclosing that the research/publication was conducted, financed by, or otherwise controlled by a Mannatech Independent

Associate who receives compensation from the sale of Mannatech products.

2.23.3

You are prohibited from referencing a publication that is directly or indirectly represented to be a scientific publication, published by a Mannatech Independent Associate, without clearly and conspicuously disclosing that the publication is controlled by a Mannatech Independent Associate who receives compensation from the sale of Mannatech products.

2.23.4

You are prohibited from referencing research or publications of the Fisher Institute without clearly and conspicuously disclosing the Independent Associate status of the Fisher Institute at the time the research was conducted or the publication was published.

2.24	Career & Compensation Plan and Income Earnings Misrepresentations

Opportunities for income under the Career & Compensation Plan are determined by many factors, including the ability and perseverance of the individual. You may not make statements alluding to the income potential of any prospective Associate except as stated in Corporate literature or make statements regarding their personal income without stating that the income is not necessarily representative of the income an average or typical Associate can earn. Associates must utilize the Income Statistics provided by the Company to properly represent potential or average income figures. All income is strictly derived from sale of products. The Canadian compensation disclosure must be used when offering the business plan to any person in Canada if earnings representations are being made. Misrepresentation of income earnings or Career & Compensation Plan includes, but is not limited to, the following:

2.24.1

Reviewing the Career & Compensation Plan with any person without (i) clearly stipulating that no remuneration is received solely for enrolling or sponsoring new Associates and (ii) providing required compensation disclosure(s).

2.24.2

Reviewing the Career & Compensation Plan with any person without informing them that, other than the initial $39 application fee (enabling them to become an Associate), there is no ongoing purchase requirement to become or remain an Associate.

2.24.3

Reviewing the Agreement with prospective Associates without presenting all entry and upgrade levels, explaining the differences between Member, Preferred Associate and All-Star options before new recruits sign the Application & Agreement.

2.24.4

Reviewing the Automatic Order (AO) details, without disclosing that the AO is optional, generates 13 times a year (every 28 days), is automatically charged to the credit card provided or debited from their bank account, and that the products selected are shipped directly to the address provided each Business Period until the Company is notified in writing to discontinue the AO.

2.24.5	Representing, either directly or by implication, that all participants who enter into the business will succeed.
2.24.6	Misrepresenting the amount an average Associate might expect to earn in carrying on the business (for example, you may not show copies of Company-issued checks to represent potential earnings).

2.24.7	Misrepresenting the cost amount that an average Associate might expect to incur in carrying on the business.
2.24.8

Misrepresenting the amount of time an average Associate would have to devote to the business in order to achieve income or Leadership levels. You may not represent or imply that it is relatively easy to succeed in the business but may only represent that participant’s success occurs through hard work and diligence.

2.24.9	Representing through statements or implication that you will build a downline for a person.
2.24.10	Using any misleading, deceptive or unfair recruiting methods.
2.24.11	Discussing or making warranties, representations or statements concerning Company products in a manner that is inconsistent with the Company-produced literature.
2.24.12	Promoting the Company, its products and/or business plan in conjunction with the sale of stocks or securities related to the Company.
2.24.13	Manipulation or reconstruction of downline organizations through violations of the cross-sponsoring, inducement and/or multiple position policies.
2.25	Product Claims and Misrepresentations

You are prohibited from making direct, indirect or implied medical or other claims regarding the prevention, treatment, cure or mitigation of any disease from the use of Company products. Additionally, you may not:

2.25.1	Make any representation (oral, written or otherwise) about Company products which violate 2.7, 2.8 or the provisions of this section of these Policies and Procedures.
2.25.2	Discuss or make warranties, representations or statements concerning Company products in a manner that violates 2.7, 2.8, or the provisions of this section of these Policies & Procedures.
2.25.3

Use or distribute, for the purpose of marketing products or in promotion of the Career & Compensation Plan, materials which violate 2.7, 2.8 or the provisions of this section of these Policies & Procedures.

2.25.4	Re-label or in any manner alter the label of any Company product. Additionally, you must not repackage or refill Company products and must sell Company products in their original, unopened containers.
2.25.5

Use third-party individuals, business entities and/or organizations (such as Mannatech Members, MannaRelief, Fisher Institute, etc.) in any deceptive or misleading manner in connection with the promotion of Mannatech products.

2.26	Company Events
2.26.1

The Company will offer events during the course of the calendar year to provide training opportunities for Independent Associates, offering information on new and existing products, new marketing and training tools, business building techniques and education regarding compliance with the Associate Policies & Procedures. Independent Associates are strongly encouraged to attend all events sponsored by the Company.

2.26.2

While a Company event is in session, you are prohibited from recording (by audio, video, photo, electronic or otherwise) the speeches or the visual aids used in conjunction with said speeches. The Company may provide written materials and/or post materials on its web site for use by Independent Associates.

2.27	Compliance with OAG Settlement

You are obligated to comply with the terms of the Agreed Final Judgment in the case styled State of Texas vs. Mannatech, Incorporated, et al, Cause No. D-1-GV-07-1386, the terms of which have been incorporated into various sections of these Associate Policies & Procedures.

2.27.1	A copy of the Agreed Final Judgment can be found on Mannatech’s web site MOD 1817801.
2.27.2

Questions regarding compliance with the Agreed Final Judgment or the Monitoring and Compliance Program therein may be directed to Mannatech, Incorporated, Attn: Senior Corporate Counsel – Compliance, 600 S. Royal, Suite 200, Coppell, TX 75019, or lec-monitoringprogram@mannatech.com,

3	International Policies
3.1	How to Conduct Business Internationally
3.1.1

Only after the Company has announced that a country is officially open for business may you do business in that country by promoting the Company and/or selling Product Packs. You are required to follow all laws, rules and regulations of any Country of Operation. You may use only promotional materials approved by the Company for use in that Country of Operation and sell only products approved for sale in that country. You must refer to the International Policy when traveling into unauthorized countries of operation. Currently, Mannatech is authorized only to conduct business in the countries set forth in MOD US/CAN 1817601. Any other countries are considered unauthorized countries of operation. Therefore, when you travel to these countries, the following Policy applies. You must not:

•	Advertise the Company, Career & Compensation Plan or products.
•	Offer Company products for sale or distribution.
•	Reproduce or self-produce literature for distribution.
•	Accept payment for enrollment or recruitment from citizens of countries where Mannatech does not conduct business.
•	Conduct opportunity meetings.

•	Promote International Expansion via the Internet or in promotional literature.
3.1.2	Products may only be lawfully sold in those jurisdictions for which they have been approved. Please refer to the product list for each country of operation.
3.1.3	If you are found to be in violation of an International Policy, you will be subject to the Associate disciplinary procedure.
3.1.4

You are solely responsible for compliance with all laws, tax requirements, immigration customs laws, rules and regulations of any Country of Operation. You accept the sole responsibility to conduct your independent business lawfully within the Country of Operation.

3.2	Gift of Products

Gift of products to a person in an Unauthorized Country of Operation are allowed only if the unauthorized country allows such gifts under the laws and regulations that govern the Company products. It is your responsibility to confirm with the Customs Bureau where you intend to gift the product to determine if the products are allowed in the country.

3.3	International Sponsoring
3.3.1

Only Associates in good standing may act as an International Sponsor. The Company, at its sole discretion, reserves the right to reject at any time your international distribution and sponsoring rights upon written notice at your last known address.

3.3.2

Your right to act as an International Sponsor or to receive commissions in a Country of Operation may be revoked at any time if the Company determines that you have not conducted yourself in accordance with the terms and conditions contained herein or the governing laws of the Country of Operation.

3.3.3

You have no authority to take any steps in any country toward the introduction or furtherance of the Company. This includes, but is not limited to, any attempt to register or reserve Company names, trademarks or trade names, to secure approval for products or business practices, or to establish business or governmental contacts. You agree to indemnify the Company for all costs incurred by the Company for any remedial action needed to exonerate the Company in the event you improperly act purportedly on behalf of the Company.

3.3.4

The Company reserves the right to establish additional Policies and Procedures that are applicable to a specific country. Associates who conduct business internationally agree to abide by all special policies established by the Company for the specific Country of Operation.

3.4	Country Relocation

Associates relocating to other countries of operations should contact the in-country Customer Service department to receive the country specific information regarding relocation procedures (see MOD USA/CAN 1817701).

4	Sponsorship Business Rules
4.1	Rights to Choose Sponsorship
4.1.1

Prospective applicants have the right to choose his or her immediate line of sponsorship. Implied loyalty to an individual who made the initial Company introduction does not obligate one to accept that individual’s sponsorship. (For example, prospective applicants are not obligated to be sponsored/enrolled by someone who merely provides a Company video or other promotional material.) The Company does not have an obligation to settle or be a part of any disputes concerning sponsorship (or agreements in connection with sponsorship bonuses). The Sponsor/Enroller of a new Associate will be the Associate indicated in the Associate Application and Agreement signed by the prospective applicant and/or entered as the sponsor/enroller in the Company’s computer system.

4.1.2

Once an Associate Application and Agreement has been accepted by the Company and/or the account number assigned, sponsor/enroller changes are only permitted in the event of Company error, or if the Company is notified in writing by the new Associate and/or the Associate’s current and new Sponsor or Enroller before any commissions are paid.

4.2	Inducements to Select a Different Sponsor
4.2.1

Notwithstanding the Rights To Sponsorship Policy, it is against Company policy to induce or allow an individual, family member or business partner of an existing Associate to sign up under your line of sponsorship for the purpose of circumventing the original upline from future income.

4.2.2

Company meetings are open to all interested parties. You must not imply that interested parties are not welcome to attend the meetings or imply that assistance will not be given to them if they are not in your downline. Associates must feel secure when sending prospects to these meetings, and all prospects attending the meeting should be referred back to the person that sent them. It is against Company policy to sponsor a prospect at the meeting who was sent by another Associate.

4.2.3	You may not offer monetary rewards, free products or any other material inducement to entice a prospect to enroll under your line of sponsorship when it is made known that he or she has been working with another Associate.

4.3	Sponsor and Enroller Information

Independent Associate Application

4.3.1	You must provide the Company with valid Sponsor and Enroller details at the time your application (this includes telephone applications) is submitted. Applications received without Sponsor and Enroller information will be returned to the applicant unprocessed. Sponsors/Enrollers must be in the same leg of an organization. Applications received with either a Sponsor or Enroller will be processed making the Sponsor and/or Enroller the same person. The Company is not responsible for contacting the applicant or the upline to verify the information provided. Associates who fail to provide correct Sponsor and Enroller, on the Sponsor Change, will be denied. The Internal Revenue Service (IRS) and Revenue Canada require that we report your annual income exceeding a set dollar value as directed by each country.

4.3.2

Associates have seven business days to make Sponsor/Enroller changes so long as there are seven business days left in the current business period. When less than seven business days are left in the current business period, Associates have until the end of that current business period to request Sponsor/Enroller changes. Please refer to the Sponsor Change Request Form, MOD USA 1807201 and CAN 1807211.

Member Application

4.3.3

In order to sponsor a Member and earn commissions from your product purchases, you must be a Qualified Associate (as defined in the Career & Compensation Plan). Members will only have a Sponsor. Orphan positions (those being applications missing Sponsor information) will not be allowed and will be returned to the submitting party. Members will be placed in your downline organization as the Sponsor’s physical and pay level one. Members who want to become Associates can do so at any time as long as they remain under the same Sponsor’s organization (MOD USA 1807801 / CAN 1807811).

4.4	Changing Lines of Sponsorship

Independent Associate Positions

4.4.1	The Company will not permit any change in the line of sponsorship except in the following circumstances:
•	Where an Associate has been fraudulently induced into joining the Company or
•	Where, due to Company error, the sponsor has been entered incorrectly into the Company database.
4.4.2

If the request is made after seven days but no more than 28 days from the time of enrollment, the Associate must submit the written consent of his or her current Sponsor and the additional signatures as required on the Sponsor Change Request form on Mannatech Online Document USA1807201/CAN1807211. If, at the time of the request, the requesting Associate has a downline organization in place, the change will not be granted by the Company.

4.4.3	The Associate must supply written consent of all Associates in the organization whose income is arguably affected. However, the Company maintains right of refusal if circumstances violate other Policies, Procedures and/or the Business Rules of the Company.

4.4.4

If you terminate your position in writing, you may rejoin under a line of Sponsorship of choice after six (6) full Business Periods. Termination of the position will result in forfeiture of all rights, bonuses and commissions under the previous line of sponsorship (see Policy 1.7). After the voluntary termination notice has been received by the Company, you may not hold meetings, attempt to enroll new Associates or sell product. If you are found to be actively pursuing the business during the termination period, the Company reserves the right to reject your Application and refuse to allow you to join under a new line of Sponsorship. Associates who voluntarily terminate their Associate positions may join in a new position under a new line or the same line of sponsorship provided all requirements are met. Position transfers are subject to the Company’s approval which may be withheld at any time.

4.4.5

You may sign up in a new position under a different Sponsor if you did not renew the original position after your effective renewal date, and there has been no activity in the original position for the previous six (6) full Business Periods. As an inactive Associate, you shall not refer to yourself as a Mannatech Independent Associate or hold or participate in educational or promotional meetings. You should discontinue using any materials bearing the Company logo, trademark or services mark(s), you shall not continue to communicate with the Company, not attempt to sponsor or enroll new Associates or otherwise sell Company product(s). If you are found to be actively pursuing the business during the inactive period, the Company reserves the right to refuse your application under a new line of Sponsorship. You must complete and submit a Voluntary Termination Notice (MOD USA1806001/CAN1806001), and submit a new Application and Agreement. Associates who wish to rejoin under these circumstances are eligible to join in a new position. Position transfers are subject to the Company’s approval which may be withheld at any time.

4.4.6

You are not permitted to persuade or attempt to persuade any other Associate to terminate their enrollment with the Company in order to join your downline or use any unfair tactic or undue action to obtain any consent (see 4.2.1).

4.4.7	The Company reserves the right to assume any inactive or terminated position and transfer the position to another party at face value.

Member Positions

4.4.8

The Company will change a Member’s Sponsor at any time prior to the first order of product. Once the Member has ordered product, the position is locked in place and will not be moved unless there is a Company error.

4.4.9	Associates may request a Sponsor change for a Member pursuant to the Sponsor Change Request Form (MOD USA1807201 and CAN1807211).
4.5	Sale or Transfer of Associate Position
4.5.1

You (“Transferor”) cannot sell, assign or otherwise transfer the rights of your Associate position to any other person, firm or body corporate (“Transferee”) without the express consent of the Company, which may be delayed or denied in the sole discretion of the Company and without a statement of reason(s). The Company reserves the right to prohibit or impose various terms and conditions, at its sole discretion respecting any proposed sale, assignment or transfer of an Associate position. The Company cannot authorize the sale or transfer of a position from one Country of Operation to another. The position will always remain in the Country of Operation in which it originated.

4.5.2

In order to receive such permission, the Transferor must be an Associate in good standing as determined by the Company, satisfy any outstanding debt obligations with the Company, and not be under any Compliance inquiry or sanction.

4.5.3

The Transferor must sign a Position Transfer Request authorizing the sale or transfer of their position. Additional information regarding the possible sale or transfer of an Associate position is available on Mannatech Online Document USA1805601 and CAN1805611.

4.5.4

The new owner is subject to all Associate Policies and Procedures and terms and conditions. The position is available for a transfer at any level shown on the face of the Associate Application and Agreement. All sale or transfers require that a Position Transfer and Associate Application and Agreement be signed by the Transferee and accepted by the Company. All signatures are subject to verification for authenticity.

4.5.5

Terminated positions are eligible for sale or transfer if the position has remained terminated (and/or inactive) for six (6) full Business Periods. Positions terminated for disciplinary reasons are only eligible for sale or transfer once the six (6) full Business Periods have expired, and there is no litigation or possible litigation pending concerning the disciplinary actions taken by the Company.

4.5.6

Position Transfers for Associates who have voluntarily terminated and/or inactive positions as stated in 4.5.5 are strictly monitored for compliance with other policies as stated herein. The Company will deny position transfers at its sole discretion should it determine that the transaction will violate the Associate Policies and Procedures and/or the spirit of the policy for which they are intended. Associates using Position Transfers to violate policy may be subject to the Associate Disciplinary Procedure.

4.5.7

Members are not eligible for a Position Transfer into other existing Member positions in a downline organization. Members wishing to become Associates can sign up as a new Associate, but cannot position transfer into an existing Member position (See MOD USA 1807801 and CAN 1807811).

4.5.8	Account balances from previous owners will not be carried forward on Position Transfers.
4.6	Inheritance of Associate Positions
4.6.1

Upon the death of an Associate, all rights to the Associate’s position, including rights to commissions, bonuses and Associate responsibilities, shall pass to successors as stated in the Associate’s will or as otherwise ordered by a court of competent jurisdiction. In the event the Associate had no will, the rights to commissions, bonuses and Associate responsibilities will be transferred according to the intestacy laws of the jurisdiction of the decedent’s estate as provided by a valid court order. In order to receive transfer, the inheriting party(ies) must provide a certified copy of the Associate’s death certificate or any other documentation required by the Company to evidence the true successor (including but not limited to a court order, copy of the Will, Letters Testamentary in the event there is a Will and/or Letters of Administration in the event there is no Will).

4.6.2

The heir(s) must fulfill all responsibilities of the Associate position and must sign the then-current version of the Associate Application and Agreement. The heir may inherit and retain another Associate position even though the heir(s) already operates an existing position.

4.7	Multiple Positions
4.7.1

You and your spouse may have an independent position and a third position as a sole proprietorship, corporation, partnership or trust. All of these positions must be in the same downline organization of the first position owned.

4.7.2

If a married couple divorces, the Company will abide by a final order of a court of competent jurisdiction concerning the division and award of property interests and rights to each party. The concerned party must supply any documentation required by the Company to support such a division.

4.7.3	The Company will not process any changes to an account during a pending divorce proceeding unless it receives written consent from both the husband and wife.
4.7.4

The Company reserves the right to intervene in any divorce proceeding and deposit commission checks with the applicable court of competent jurisdiction in the event of a dispute between the spouses as to earnings.

4.7.5

A single individual may hold two positions. One position may be an independent position and a second position may be a sole proprietorship, corporation, partnership or trust. All of these positions must be in the same downline organization of the first position owned.

4.8	Cross-Sponsoring of Spouses/Household Members
4.8.1

You may not circumvent your original line of sponsorship by joining another downline organization or a different leg of your sponsor by sponsoring yourself, your spouse, dependent children, a household member (“related party”) or any business or company operating under a business name (DBA) in which you and/or a related party have a direct or indirect ownership interest. Husband, wife, DBA household members, partners and/or dependent children must all be in the same downline underneath the first position owned. It is permissible to be in separate legs provided they are under the first position owned.

4.8.2

Violations of this Policy will result in the termination of the cross-sponsored account, and you will be instructed to work exclusively in the original position. Neither the cross-sponsored position nor the downline organization will be moved. If the Sponsor or Enroller is found to have knowingly or willingly encouraged the cross-sponsoring, the Sponsor/Enroller will be subject to further disciplinary action in accordance with the Compliance Disciplinary Procedure.

4.8.3	You may not participate as a partner, consultant or employee of another Associate position until after six full business periods in the event this policy is violated.

4.9	Recruiting Associates into Other Companies
4.9.1

Attempting to sponsor or recruit Associates other than those you have personally enrolled into any other program or selling other products unrelated to the Company to Associates is strictly prohibited.

4.9.2	For a period of one (1) year following termination of the Agreement, you shall not attempt to recruit any

Associates other than those whom you personally enrolled on behalf of any other multi-level marketing or direct-selling organization. You shall not directly or indirectly contract, solicit, entice, sponsor, accept or promote Company Associates into other opportunities or marketing programs of another company.

4.10	Renewals

Associates

4.10.1

You will retain your status for a period of one year coinciding with your anniversary date. Associates and Members will have no renewal requirements, although will participate in the Company Retention Program which automatically deducts 45% of APO from their Product order(s) placed on or after the completion of one year from their enrollment date. Non-renewal of All-Star Associate status will result in the status being downgraded to the Preferred level when placing an order(s) on or after the fourteenth Business Period since his or her last renewal, if no accompanying All- Star Renewal Pack or equivalent PMPV is received.

4.10.2

If the position is not renewed, and no products have been ordered under the position for six (6) full Business Periods, the Enroller may transfer the position to another individual in accordance with the transfer policy.

4.10.3	Associates are prohibited from renewing positions without the effective consent of the person or entity owning the position.

Members

4.10.4	There are no renewal requirements or Member positions.
4.11	Downline Reports

Requests for downline reports (MOD USA1802601/CAN1802611) must be submitted on the appropriate form obtained from the Company and via Success Tracker. You may only request downline reports for your own downline organization. Downline reports are the confidential, proprietary property of the Company, and they are furnished to you only to provide information for your Company business and for no other reason. The information contained in a downline report is proprietary and valuable to the Company and must be kept confidential and not directly or indirectly disseminated or copied to any third-party or to other Associates and is subject to Policy 4.12.

4.12	Confidential Proprietary Company Information/Reports Provided to Associates

The Company’s genealogies (being the information held by the Company related to its Associates, including without limitation its relationship with each of its Associates, the sponsoring of each Associate, the Associate’s upline and downline, charts, data reports and other material, and historical purchasing information for each Associate) (collectively, “Confidential Information”) are owned by the Company, are highly sensitive and valuable to the Company’s business and are transmitted to you in strictest confidence. The Company’s legitimate business interests require the non-disclosure thereof to (among other things) the Company’s competitors. In the event the Company shall disclose details of any of its genealogies to you during the term of the Agreement:

4.12.1

You shall, at all times and without limit in time, treat such details as Confidential Information in the nature of a trade secret and shall not disclose such details to any other person (including any company or person in competition with the Company). You shall take all reasonable steps to protect and maintain the security of the information and shall use the details solely for the benefit of the business of the Company and for the stated purpose for which they were provided.

4.12.2	You shall not release, sell, reproduce for sale or in any way distribute confidential information to any other Associate, individual or any other party unrelated to the Company.

4.12.3

You shall not during the term of the Agreement or for a period of one (1) year thereafter take or encourage any action which would circumvent, breach, interfere with or diminish the value of benefit of the Company’s genealogies.

4.12.4	You shall only use the Confidential Information for your Mannatech business.
4.12.5

The Company shall suffer irreparable harm in the event its confidential and proprietary information is disseminated in a manner in contravention of its interest. The Company reserves the right to seek injunctive relief or any other remedy available at law to protect its Confidential Information.

4.12.6	The Company will suspend your access to its Confidential Information during any Associate Disciplinary proceeding, and thereafter.
4.13	Business Periods
4.13.1	Business Periods end every 28 days on Friday. (Business Period Calendar MOD USA1992001/CAN1992011)
4.13.2	Commissions of less than $5.00 will be carried to the next pay period. All commissions are paid in U.S. dollars.
4.13.3	Commissions paid on Member purchases will be paid on the product check issued two weeks after the end of the Business Period.
4.13.4	Commissions earned amounting to less than $5.00 in a calendar year will be forfeited after one year.

4.13.5

No commissions, bonuses, and/or incentives will be paid until the Company receives the signed application, or, when registering electronically, the e-signature of the Associate accepting the Terms and Conditions.

4.13.6	The preferred method of payment of commissions is via direct deposit which can be applied for online or by submitting MOD USA 1800701/ CAN 1800711.
4.14	Income Taxes

You are an independent contractor. The Company does not deduct personal taxes from your commission checks. At the end of each calendar year, the Company will provide you and your appropriate taxing authorities with all income information required by law.

4.15	Commission Research Requests
4.15.1	All commission research inquiries must be submitted in writing to the Company within 45 days of the check in question.
4.15.2

Claims for errors in commission payments and requests for recalculation of commissions due to an Associate error must be submitted in writing and must include (i) a written approval from the upline Associate who received the income in error (ii) an approval from the upline for the Company to recalculate the commissions and (iii) the upline Associate’s authorization for the Company to deduct the full amount from the respective upline’s next commission. The Company is not responsible for recalculating commissions for Independent Associates who do not follow all the steps outlined above.

4.15.3	Only Company errors will be recalculated without written authorization from the upline.
4.15.4

The Company reserves the right to withhold any money owed by you to the Company from future commission payments, including but not limited to, any erroneous or other overpayment of commissions, including commissions paid on returned or refunded products or packs, or money owed to the Company or to other Associates.

5	Operations, Ordering, Product Returns, Refunds and Shipping
5.1	Ordering Options
5.1.1	Telephone orders will be accepted with credit card payment or checks. Call the Company at (800) 281-4469 to order. Do not mail the hardcopy of the order to the Company when ordering by telephone.
5.1.2	To order by e-commerce, enter the order via the Mannatech web site at www.mannatech.com. Payment option is credit card only.
5.1.3

To order by fax, fax the completed Product Order Form, including credit card information or a completed Check Via Fax Authorization Form, to (800) 267-2722. Do not mail the hardcopy of order to the Company.

5.1.4

To order by mail, send a completed Product Order Form with credit card information, check (U.S. only), cashier’s check or money order in U.S. funds to: Mannatech Incorporated, 600 S. Royal Lane, Suite 200, Coppell, TX, 75019.

5.2	Mail Orders

All product orders received by mail that are not properly completed and signed will be returned to the Associate. Orders with no payment or incomplete payment enclosed cannot be processed. Unless the Company otherwise announces special arrangements, the bonus value of the order will be credited in the Business Period in which the payment is received and approved. If more than one completed order form is included in a mailing, one check for multiple orders is possible.

5.3	Discount Automatic Orders

Independent Associates

5.3.1

You can receive a 10% discount from the Associate cost of products by participating in the Automatic Order Program. Actual Pay Out (APO) is discounted accordingly on all automatic orders. You may participate in the program upon enrollment as an Associate. Simply complete the Automatic Order Form (MOD USA1801601/CAN1801611) or place the order by phone at (800) 281-4469 and identify the products to be automatically sent to you each four-week period. The Company will automatically debit your credit card or other payment option for the amount of the product order, applicable taxes and shipping/handling charge until you notify the Company with instructions to discontinue the Automatic Order (AO). You must provide an updated expiration date for your debit or credit card to continue to receive automatic orders.

5.3.2	Once initiated, the AO will remain in effect until terminated by you in writing or by calling (800) 281-4469.
5.3.3	You may make changes to the AO order via the Internet.
5.3.4

AOs are processed earlier than the scheduled date during the last week of the business period and during holiday weeks. Early processing ensures timely qualifications and deliveries. To avoid delays, all automatic orders must be created or modified prior to Wednesday during business period close and holiday weeks. Orders created or modified later than Wednesday will not generate until the following week.

5.3.5

The Company must receive any changes or terminations for the AO in writing, by phone or online, five (5) days prior to the AO generation date, or the changes/termination may not take effect until the following Business Period.

5.3.6	Participation in the program is optional and may be canceled at any time.

Member Program

5.3.7	Members’ Automatic Orders do not pay a 5% Bonus to the upline.
5.3.8	Members receive an additional 10% discount from the Member Price (approximately 5% less than the Suggested Retail Price)

when participating in the Automatic Monthly Order (AMO) program.

5.3.9	Members may change their automatic order at any time without losing their discount.
5.3.10	Members will have their credit/debit card charged once each month (12 months) instead of every 13 Business Periods.
5.4	Canadian Orders/Registration

Product ordering procedures may vary for Canadian orders. Please see the Canadian Associate Application and Canadian Product Order forms for details. All purchasing of products for Canadian orders must be made in U.S. dollars. Not For Resale (NFR) orders are not to be resold to another Canadian Associate or a retail customer. Canadian NFR product orders are final and cannot be exchanged. Any Associate found reselling a NFR order will be subject to disciplinary action. You may be required to obtain a direct seller’s license depending upon the province in which you reside. Contact your local government office for more information.

5.5	Payment Options
5.5.1

All payment for products and materials must be in U.S. funds. Acceptable methods of payment include cash for storefront orders only, personal checks (drawn on U.S. banks or Canadian banks in U.S. funds only), Company-accepted credit cards/debit cards, and the following which must be payable in U.S. funds: cashier’s checks, certified checks and money orders. Do not mail cash. The Company does not accept COD (cash on delivery) orders.

5.5.2

Personal Checks—U.S. funds only to be accepted by the Company. An Associate’s check must be imprinted with their name and address. A service charge will be added to the collection total of any check returned to the Company. The Company can accept checks or money orders payable in U.S. dollars only.

5.6	Returned Checks

All checks refused for payment for any reason by the payor bank will incur a $25 charge, and the Company reserves the right to refuse to accept personal checks in the future. All monies owed to the Company as a result of returned checks or insufficient funds will be withheld from subsequent commissions or bonus checks.

5.7	Credit Cards

Products and promotional materials can be purchased with Company-accepted credit cards. The credit card holder must sign all credit card orders/payments received via mail or fax (including automatic orders and changes). Associates may only use credit cards belonging to them, or for which they are authorized users. Associates who are found to process orders without the consent of the cardholder are in violation of federal and state laws and will be subject to immediate termination. Any Associate causing an unwarranted charge back to the Company due to an unauthorized transaction will be subject to immediate termination. Credit card disputes must be presented to the Company in writing within one year from the date of transaction.

5.8	Sales Tax

Independent Associate

5.8.1

U.S. Associate(s) will pay sales tax based on the suggested retail price of the product. Canadian Associate(s) will pay GST tax based on the Associate cost, less any applicable discount for Automatic Order.

5.8.2	The “Amount Due” on an Associate’s Product Order Form is inclusive of sales tax where applicable.
5.8.3	In order to eliminate the charging of sales taxes on product orders in the U.S., you must provide a valid resale tax certificate from the state of your residence or business address.

Member

5.8.4	Member(s) will pay sales tax based on the Member price, less any applicable discounts for Automatic Order.
5.8.5	Resale certificates will not be accepted from Members since product purchases are for personal consumption only.
5.9	Purchase for Own Use (Inventory Requirements)

You have no inventory requirements.

5.10	Stockpiling Product
5.10.1

Mannatech’s Career and Compensation Plan is based on retail product sales. You are not required to carry an inventory of product for retail sale. Stockpiling is the excessive ordering of products in amounts solely for the purpose of qualifying for commissions, bonuses or advancement in the Career & Compensation Plan. You should order only enough products for a four-week period to reasonably fill your needs and/or retail customer orders. Stockpiling is a manipulation of the Career & Compensation Plan and unfairly leads to one Associate’s gain and another’s loss.

5.10.2

Any Associate requesting a refund on stockpiled product may be refunded per the 70% Rule (see Policy 5.11) at the Company’s discretion and is subject to disciplinary action and/or termination if the Associate is found to be violating the 70% Rule.

5.11	The 70% Rule
5.11.1

Product Sales: The Company Marketing and Career & Compensation Plan is based upon the sale of Mannatech products and services to end-consumers. You must fulfill personal and downline organization retail sales requirements (as well as meet other responsibilities set forth in the Agreement) to be eligible for bonuses, commissions and advancement to higher levels of achievement.

5.11.2	The following sales requirements must be satisfied for you to be eligible for commissions:

•    You must satisfy the Personal Point Volume (PPV) requirements to maintain your status as specified in the Mannatech Marketing and Career & Compensation Plan. “Personal Point Volume” will include your own purchases.

•    A minimum of seventy percent (70%) of your personal order must be used by you or sold to your personal retail Customers prior to ordering additional roducts.

•    You must develop or service customers as stated in the Company Career & Compensation Plan every Business Period. These customers can be Personal Retail Customers, Automatic Product Order Customers, Preferred Customers or any combination of the three.

5.12	Replacement of Defective Product

The company will replace any defective product with the same or similar goods within 180 days of purchase. However, no product(s) should be returned to the Company without prior approval. To assure that replacement of product will be issued, you must comply by following the return procedures found in 5.13.1.

5.13	Satisfaction Guarantee

Mannatech stands behind the quality of its products and your satisfaction. If for any reason you try our product and are not completely satisfied, you may return it within 180 days of purchase for an exchange or refund of the product price and applicable tax.

5.13.1	Associate and Member Return Procedures

To return used product for a refund you must:

5.13.1.1	Contact Customer Care to obtain a Return Authorization Request Form. Unauthorized returns will not be accepted and the contents may be destroyed.
5.13.1.2	Complete a Return Authorization Request Form.
5.13.1.3	Comply with instructions found on the Return Authorization Request Form.
5.13.1.4	Enclose bottles (empty or unused portions) in the package.
5.13.1.5	You are responsible for return shipping costs, any insurance, and tracing your return shipment package should it become necessary.
5.13.1.6	Associates who return sign up packs or whose product returns exceed $1,000 will be deemed by Mannatech to have voluntarily Terminated.
5.13.2	Retail Customer Return Procedures

To return used products for a refund you must:

5.13.2.1	If purchased directly from the Company, Mannatech will process the return directly on behalf of the Associate. Follow the procedures found in 5.13.1.
5.13.2.2

If purchased from an Associate, the Associate is obligated to honor Mannatech’s Satisfaction Guarantee (see 2.21.8). Upon receipt of the products and proof of refund to the  Customer, the Associate may return used Product to Mannatech for refund or exchange following the procedures found in 5.13.1.

5.13.3	Product Exchanges
5.13.3.1	The Company will exchange for equal value any product that is returned in marketable condition purchased within twelve (12) months of the purchase date.
5.13.3.2	Contact Customer Service to obtain a Return Merchandise Authorization following the procedures found in 5.13.1.
5.13.3.3

All exchanges will be done on a one-for-one, equal value basis. Opened or dirty bottles will not be exchanged or returned to you. The Company will only exchange unused promotional materials within thirty (30) days of purchase.

5.13.3.4	The Company will pay for the return postage for the product going back to the customer.
5.13.3.5	There is no additional Actual Pay Out (APO) or Personal Point Volume (PPV) on exchanged orders.
5.13.3.6	Returned product has no cash value and will not be credited to your Mannatech account.
5.13.4	Refunds to Independent Associates & Voluntary Termination

Associates may request a refund on all unused products at the time the Voluntary Termination Form is submitted in writing to the Company. The Company will repurchase any unopened, restockable product, and any up-to-date Corporate literature that is in good, usable condition (collectively, “marketable inventory”) subject to a 10% restocking fee. For the purpose of this Policy, Marketable Inventory shall be limited to that inventory returned no later than twelve (12) months after the original purchase date.

5.13.5	Commissions on Refunded Products

Any returned products or packs for refund that entitles any Associate to qualify for incentives and/or commissions may result, at Company discretion, in loss of incentive qualification and any commissions earned. If applicable, the Company will deduct commissions paid for refunded products or packs from either the refund amount owed or from future commission checks.

5.14	Shipping
5.14.1	Mannatech makes every effort to ship your order within 24 hours of receipt, excluding weekends and holidays. Heavier volumes such as incentives or other events may increase this period to 72 hours.
5.14.2

Please review the products contained within the package for accuracy. Please review the packing slip against your order and any items that may be backordered. Backordered items will be mailed separately, at no additional cost, as soon as they arrive at the warehouse. Please report all incomplete or inaccurate shipments within seven (7) days.

5.14.3	In the event your order does not arrive within ten (10) business days, contact Customer Services. Please provide information related to your Account, Order and Shipment.

5.14.4	Please inspect the package upon arrival for any damage and report the damage to Mannatech within seven (7) days.
6	Laws, Regulations and Disciplinary Procedures
6.1	Amendments to Policies & Procedures

The Company specifically reserves the right to make any changes it deems necessary to any of the Policies & Procedures and Career & Compensation Plan (pricing and/or business feature) upon written or printed notice to Associates on Mannatech Online Documents and/or in other printed materials. Any revisions to the Policies & Procedures and Career & Compensation Plan shall become binding for all Associates upon the publication of such revisions on Mannatech Online Documents or as officially announced in any Company communication.

6.2	Removal of Policies and Procedures

If any provision of the Associate Agreement and Policies & Procedures are found to be invalid, illegal or unenforceable, the Company may amend or delete that provision. The amendment or deletion of any clause or provision will not affect the remaining clauses and provisions, which will continue in full effect.

6.3	Assignment

Nothing herein shall prevent the Company from assigning its rights and obligations to its Associates to any person, firm or corporation.

6.4	Governmental Laws
6.4.1	You may not represent that the Company or any of its products have been approved or endorsed by any governmental agency.
6.4.2

If you are found to have violated federal, state or provincial law or the regulatory provision of any jurisdiction in the course of conducting your Mannatech business, offering the Company business plan, and/or engaging in the sale of any Company products, you will be subject to disciplinary action, up to and including the immediate termination of your Agreement.

6.4.3

You may not attempt to utilize public or private schools, teachers, instructors and/or administrators in any capacity related to product promotional endeavors due to various state prohibitions related to the same, except in their private capacities or as allowed by local applicable law. There may be state and/or local provisions against the use of public or private schools, teachers, instructors and/or administrators in any capacity related to product promotional endeavors. You are required to familiarize yourself with such provisions and comply with same in the course of promoting and conducting your Mannatech business.

6.4.4

Any Associate who is convicted of or pleads guilty to a criminal act that is in any way related to or occurred in the course of their Mannatech business is subject to disciplinary action, up to and including immediate termination.

6.4.5

For the purposes of these Policies & Procedures, whether an Independent Associate was engaged in conducting Mannatech business, offering the Company business plan, or engaged in the sale of any Company products shall be determined by the Company in its sole discretion.

6.5	Contacts with Government Regulators

You may not contact any government regulators (e.g. FDA, FTC, various State Departments of Health, and/or Health Canada) on behalf of the Company. You may not represent the Company if contacted by government regulators. If you are contacted by a government regulator, you should contact the Legal or Regulatory Affairs Department of the Company at 972.471.7400.

6.6	Military Personnel

Any person desiring Independent Associate status who is also active in the United States Army must comply with Policy Memorandum 97-11 Department of the Army. The policy prohibits outside employment, including multilevel marketing, of persons actively serving in the United States Army without first obtaining approval from the appropriate individual in command prior to engaging in such outside employment.

6.7	Residents of Georgia, Louisiana and Montana
6.7.1

An Associate in this multilevel marketing plan has a right to cancel at any time, regardless of reason. Cancellation must be submitted in writing to the Company at its principal business address. An official “Termination of Agreement” must be obtained, completed and returned to the Company at its principal business address in Coppell, Texas.

6.7.2

If the resigning Associate has purchased products or paid for administrative services while this Agreement was in effect, the Company shall repurchase all unencumbered products in reasonably resellable or reusable condition which were acquired by the Associate from the Company. Such repurchase shall be at a price not less than 90% of the original net cost to the Associate returning the goods, taking into account any sales made by or through such Associate prior to notification to the Company of the election to cancel.

6.7.3	The repayment of all administrative fees or services shall not be less than 90% of the costs to the Associate of such fees or services and shall reflect all administrative services that have not, at the time of termination, been provided to the Associate. The Company shall further refund, at no less than 90% of the cost to the Associate, any other consideration paid by the Associate in order to participate in the program.

6.7.4	The Associate will be held responsible for all shipping expenses incurred in returning sales aids or products to the Company.
6.7.5

The Associate Application & Agreement is governed by and construed in accordance with the laws in the State of Texas, unless the laws of the state in which an Associate resides expressly require the application of its laws. Except as set forth in the Company Policies & Procedures, or unless the laws of the state in which the Associate resides expressly prohibit the consensual jurisdiction and venue provisions of this Agreement, in which case its laws shall govern.

6.7.6

Montana Residents: A Montana resident may cancel his or her Distributor pack within 15 days from the date of enrollment, and may return his or her Product Pack for a full refund within such time period.

6.8	Requirement for Regulatory Training

The Company from time to time may offer seminars in connection with regulatory training at Corporate-sponsored events. Associates are encouraged to participate in such training prior to and during the course of their Company business.

6.9	Monitoring of Meetings

The Company may conduct anonymous and random monitoring of Associate meetings and/or conference calls and may record the meetings notwithstanding any admonitions to the contrary. You must follow regulatory guidelines and adhere to the Associate Policies & Procedures when conducting or hosting educational or opportunity meetings.

6.10	Reporting Violations

Our products are regulated by the government, and the way we promote our products is governed by federal law. The Company is committed to complying with all legal requirements. It is essential for all Associates to comply as well. We all depend on one another. The non-compliance of one may result in problems for everyone else. Accordingly, to enable the Company to ensure that its operations at every level comply with legal requirements, you are requested to report any violations of Company Policies & Procedures that come to your attention at www.ethicspoint.com or via telephone (US & Canada) by calling 866-292-4946.

6.11	Resolution of Disputes

You should attempt to resolve any grievance or complaint against another Associate by first seeking resolution with advice from your upline.

6.12	Disciplinary Procedure
6.12.1

Allegations of a violation of a Policy (hereinafter referred to as “Issue”) may be brought against an Associate of the Company by any of the following as an “Initiator” of the procedure: an employee of the Company, an Associate of the Company, and/or any third person who has been affected by the conduct of an Associate. The Initiator will begin the process by completing the Compliance Complaint Form 1 (“F1”). The Issue may be reported via the web at www.ethicspoint.com or via telephone (US & Canada) by calling 866-292-4946. Notice that a F1 complaint has been filed will be communicated to the Respondent’s first upline Presidential and to the Respondent’s upline Platinum Presidential.

6.12.2	An “Issue” must be instituted within six (6) months of its occurrence, unless good cause is shown for the delay.
6.12.3	All references in these Policies & Procedures to the “Director of Compliance” shall refer to the officer or employee holding that title or their designee.
6.12.4

The Director of Compliance may determine from the face of the F1, or other evidence pertaining to the allegation, that it does not constitute a violation of any Policy of the Company. The Initiator will be sent a reply to this effect, and no other process shall ensue.

6.12.5

The Director of Compliance may determine that the allegations can be substantiated and do not warrant an investigation, in which case a Warning notice will be sent to the violating Associate directing them to cease the current activity. The Warning will include an agreement that the Associate must sign and return within the allotted time, and no other process shall ensue.

6.12.6

If the allegations warrant an investigation, a Response Form 2 (“F2”), will be forwarded to the Associate “Respondent” who has allegedly violated the Policy set forth in the Complaint. The F2 is designed to allow the Respondent to provide details of the “Issue,” and to clarify the facts for the Compliance Department. Upon receipt, the Director of Compliance will make a determination as to whether a policy violation has occurred and, if so, will be scheduled for Compliance Committee review. If the allegations cannot be substantiated due to insufficient evidence, or it is determined that there is no policy violation, all parties will receive a “No Violation” letter to this effect.

6.12.7

A Respondent must complete and return the Form 2 (Respondent’s Response to Complaint) within ten (10) business days of receipt of a request to do so by the Director of Compliance (or designee). It is presumed that you received the request to fill out a Form 2 no later than three (3) business days after it was sent by the Company (seven [7] business days if it was sent internationally).

6.12.8

The Compliance Committee (the “Committee”) shall be comprised of no less than three department heads selected at the sole discretion of the Director of Compliance. The following individuals may not serve on the Committee: the CEO, a current member of the Board of Directors, or the heads of Legal & Compliance, Marketing or Sales. Additionally, an individual may not serve on the Committee if to do so would be a conflict of interest.

6.12.9	The Initiator shall bear the greater burden of proof. The Complainant and Respondent are responsible for ensuring the Company receives witness statements on his or her behalf.

6.12.10	The Initiator must notify the Company in writing in the event he or she wishes to withdraw a complaint.
6.12.11

The Initiator and Respondent will each be afforded a reasonable amount of time at the meeting by teleconference to present their respective positions to the Committee. The Initiator and Respondent must supply the Director of Compliance with the correct telephone number at which they may be reached at the scheduled time, or a written acceptance or waiver of his or her desire to orally present a position.

6.12.12

The Committee shall only consider written statements and oral position presentations as to the alleged infraction. The decision of the Committee as to the validation and/or disciplinary action imposed (if any) shall be determined by a confidential majority vote.

6.12.13	Except as set forth in 6.12.14 below, the Committee may impose any one or a combination of the following sanctions:
6.12.13.1	A Written Warning clarifying the meaning and application of a specific Policy or Procedure and advising that a continued breach will result in further sanctions.
6.12.13.2	Probation, which may include requiring an Associate to take remedial action and could include follow-up monitoring by the Company to ensure compliance with the Agreement.
6.12.13.3

Suspension of certain Associate privileges, including but not limited to placing product orders, participating in Company programs, progressing in the Career & Compensation Plan, or participating as a sponsor (including participating as an International Sponsor) for a period of time or until the Associate satisfies certain specified conditions.

6.12.13.4	Withdrawal or denial of an award or recognition, or restricting participation in Company-sponsored events, either for a specified period of time or until you satisfy certain specified conditions.
6.12.13.5	Withholding commissions or bonuses for a specified period of time, or until you have satisfied certain specified conditions.
6.12.13.6	Imposing fines or other penalties permitted by law.
6.12.13.7	Termination of your Associate Agreement.
6.12.14

In cases where it is determined by the Compliance Committee that the Independent Associate has made a claim that Company products cure, treat, mitigate or prevent a specific disease (a “Disease Claim Violation”), the Compliance Committee shall make a specific finding whether the Disease Claim Violation was isolated and trivial.

6.12.14.1

If the Disease Claim Violation is found to be isolated and trivial, the Compliance Committee shall impose sanctions set forth in 6.12.13 sufficient to make the Independent Associate aware of the severity of the infraction and to insure future compliance with the policies concerning disease claims.

6.12.14.2

Unless the Disease Claim Violation is found to be isolated and trivial, the Compliance Committee shall impose the sanction of termination, mandate a minimum 2-year waiting period before the Independent Associate can apply for reinstatement, and enter an order that the terminated Associate permanently lose his/her downline and the right to any compensation from that downline.

6.12.15

The Committee shall render its decision in a Disposition Notice. The Director of Compliance shall send the Initiator and Respondent the Disposition Notice within three (3) business days of its rendition.

6.13	Disciplinary Appeal Procedure
6.13.1

If you have been the subject of disciplinary action (either the Initiator or Respondent), you may appeal the determination of the Compliance Committee contained in the Disposition Notice by submitting to the General Counsel of the Company an appeal in writing outlining your reasoning as to why the disciplinary action is inappropriate and/or any new evidence not available for Committee review. The Appeal must be received by the 30th calendar day after you have received the Disposition Notice informing you of the disciplinary action (the “Appeal Period”). It is presumed that you received the Disposition Notice no later than three (3) business days after it was sent by the Company (seven [7] business days if it was sent internationally).

6.13.2	All Committee sanctions and recommendations are effective immediately upon receipt of the Disposition Notice.
6.13.3

The appeal will be considered by a three (3) member subcommittee consisting of Vice-Presidential level or above, none of whom were involved in the original Compliance Committee review process (the “Appeal Panel”). The Appeal Panel may not consist of any of the following individuals: the CEO, a current member of the Board of Directors, or the heads of Legal & Compliance, Marketing, or Sales. Additionally, an individual may not serve on the Appeal Panel if to do so would be a conflict of interest. On the confidential vote of the majority, the Appeal Panel may uphold the Compliance Committee decision, refer the Issue back to the Compliance Committee, reverse the decision at its sole discretion, or substitute a new finding based upon the evidence.

6.13.4

The decision of the Appeal Panel shall be reduced to writing, and shall be sent to the Initiator and Respondent by the Director of Compliance within three (3) business days of its rendition. It is presumed that you received the Decision of the Appeal Panel no later than three (3) business days after it was sent by the Company (seven [7] business days if it was sent internationally).

6.13.5

Should the decision of the Appeal Panel deviate from the Compliance Committee’s Disposition Notice, the Company shall undertake such action as is required to conform to the decision of the Appeal Panel.

6.13.6	The decision of the Appeal Panel is final, and is not subject to further review.
6.14	Termination of the Agreement by the Company
6.14.1	In the event the Company terminates your agreement, the Company will notify you by recorded delivery mail at your address on file with the Company.

6.14.2

The termination of an Independent Associate is effective immediately upon receipt of the Disposition Notice via recorded delivery to your last known address or when you receive the actual notice, whichever comes first. It is presumed that you received the Disposition Notice no later than three (3) business days after it was sent by the Company (seven [7] business days if it was sent internationally).

6.14.3	In the event of termination, you must immediately cease representing yourself as an Independent Associate.
6.14.4

In the event of termination arising from a Compliance Committee Disposition Notice, decision of the Appeal Panel, or other action initiated by the Company, the Company reserves the right to initiate disciplinary action, up to and including the termination of any other household position, assumed name or DBA, corporation, partnership, trust, or any other affiliated positions in which the Independent Associate has a vested interest.

6.14.5

Subject to Company review of all potential claims, once a position is terminated all commissions and/or bonuses otherwise entitled to the terminated position will roll up to the next qualified position.

6.14.6

The Company reserves the right to terminate an inactive position. An “inactive position” is defined as one that is past its renewal date and having no activity for six (6) full consecutive business periods.

6.15	Effect of Termination
6.15.1

Upon termination, whether voluntary or Company-initiated, you shall have no right, title, claim or compensation derived from the sales of products in your downline organization or any future bonuses and/or commissions from sales generated by the organization. You:

6.15.1.1	Shall not refer to yourself as a Mannatech Independent Associate.
6.15.1.2	Shall not have the right to sell the Company's products.
6.15.1.3	Must discontinue using any materials bearing any Company logo, trademark or service mark.
6.15.1.4	Shall not continue to communicate with the Company except as required to perfect and pursue an appeal of the termination or to request reinstatement pursuant to 6.18 of these Policies and Procedures.
6.15.1.5

Shall not work for, work with, or otherwise assist or be utilized in any capacity by Mannatech Independent Associates in the operation of their business. This includes, but is not limited to, performing any functions in sales, support, promotion, or in conducting meetings of any nature related to Mannatech business.

6.15.2

If you are terminated for a Disease Claim Violation pursuant to 6.12.14.2, you permanently lose your downline, the right to any compensation from that downline, and must wait a minimum of two years before you may apply for reinstatement.

6.16	Sanctions

The Policies & Procedures are incorporated into the Associate Application and Agreement and constitutes an integral part of the parties’ agreement regarding their business relationship. Associates who conduct business in violation of these Policies & Procedures jeopardize the integrity and credibility of the Company. Where the actions of an Associate are deemed egregious by the Company, the Company reserves the right to assess disciplinary sanctions, up to and including termination of Associate status. A termination under these circumstances is effective immediately upon notification by the Company. It is presumed that you received the notice of termination no later than three (3) business days after it was sent by the Company (seven [7] business days if it was sent internationally).

6.17	Reinstatement after Termination by Company
6.17.1

Except for Independent Associates terminated for Disease Claim Violations, an Independent Associate (individual, entity, or otherwise) terminated by the Company (the “Terminated Associate”) may not seek reinstatement as a Mannatech Independent Associate until the expiration of 365 days after the effective date of termination.

6.17.1.1

Independent Associates terminated for Disease Claim Violations pursuant to 6.12.14.2 may not seek reinstatement until the expiration of two full years (730 days) after the effective date of termination.

6.17.2

The Terminated Associate shall submit a written request for reinstatement to the General Counsel of the Company. The request should outline the reasons for reinstatement, and shall be accompanied by a fully executed Associate Application & Agreement (as set forth in 1.3.1 of these Policies & Procedures).

6.17.3	The request shall be considered by the Appeal Panel

(as established in 6.13.3 of these Policies & Procedures). On the confidential vote of the majority, the Appeal Panel shall either approve or reject the request for reinstatement.

6.17.4

The decision of the Appeal Panel shall be reduced to writing, and shall be sent to the Terminated Associate by the Director of Compliance within three (3) business days of its rendition. It is presumed that you received the decision of the Appeal Panel no later than three (3) business days after it was sent by the Company (seven [7] business days if it was sent internationally).

6.17.5	If the request for reinstatement is rejected, the Terminated Associate must wait an additional 365 days before making another request for reinstatement.
6.17.6	If the request for reinstatement is approved, the Terminated Associate becomes a new Independent Associate. The Terminated Associate does not return to the position held prior to termination.
6.17.6.1	If a Disease Claim Violation was involved, the reinstated Terminated Associate is precluded from reentering his previous downline.
6.18	Indemnification

You shall indemnify and hold harmless the Company against any claims, demands, liability or loss, or cost or expense, including but not limited to attorney’s fees arising or alleged to arise out of your operations. Holding a Company account does not imply authority to act on behalf of or bind the Company contractually.

6.19	Arbitration and Governing Laws

The Associate Application & Agreement is governed by the laws of the State of Texas. You and the Company agree that any claim, dispute or other difference between the Independent Associate, its owners, officers, employees, agents and/or partners on the one hand, and the Company, its owners, officers, employees and/or agents on the other hand shall be resolved exclusively by binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association, including those rules providing for emergency or extraordinary relief and judgment on the Award rendered by the arbitrator(s) may be entered in any court having competent jurisdiction thereof. Each Independent Associate and the Company hereby agree to exclusive venue and to personal jurisdiction in Dallas County, Texas, for the resolution of any claim, demand or cause of action between the Associate and the Company. You and the Company further agree that the Company, in its sole discretion, reserves the right to invoke this section at any point in the disciplinary process of the Independent Associate.

WAIVER: THE COMPANY NEVER RELINQUISHES ITS RIGHT TO INSIST ON COMPLIANCE WITH THESE RULES OR WITH THE APPLICABLE LAWS GOVERNING THE CONDUCT OF A BUSINESS. THIS IS TRUE IN ALL CASES, BOTH SPECIFICALLY EXPRESSED AND IMPLIED. IN ADDITION, IF THE COMPANY GIVES PERMISSION FOR A BREACH OF THE RULES, FOR ANY REASON, AT ANY TIME, THAT PERMISSION DOES NOT EXTEND TO FUTURE BREACHES. THIS PROVISION DEALS WITH THE CONCEPT OF “WAIVER,” AND THE PARTIES AGREE THAT THE COMPANY DOES NOT WAIVE ANY OF ITS RIGHTS UNDER ANY CIRCUMSTANCES SHORT OF THE WRITTEN CONFIRMATION ALLUDED TO ABOVE.